    As filed with the Securities and Exchange Commission on October 28, 1997

                                            Registration Statement No. 333-25339
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                         POST EFFECTIVE AMENDMENT NO. 1
                                       to
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                              DATAFLEX CORPORATION
             (Exact name of registrant as specified in its charter)

               FLORIDA                                  5081                                22-2163376
   (State or other jurisdiction of          (Primary Standard Industrial                  (I.R.S. Employer
   incorporation or organization)            Classification Code Number)               Identification Number)

                               2145 CALUMET STREET
                            CLEARWATER, FLORIDA 34625
                                 (813) 562-2200
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ANTHONY G. LEMBO
                                    PRESIDENT
                              DATAFLEX CORPORATION
                               2145 CALUMET STREET
                            CLEARWATER, FLORIDA 34625
                                 (813) 562-2200
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                ---------------
                          Copies of communications to:

                             ROBERT J. GRAMMIG, ESQ.
                              HOLLAND & KNIGHT LLP
                       400 NORTH ASHLEY DRIVE, SUITE 2300
                              TAMPA, FLORIDA 33602
                                 (813) 227-8500

                                ---------------

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]
                                     --------------------------------

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statements for the same offering. [ ]
                                                  ----------------------------

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               -----------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS

                                 270,000 SHARES

                              DATAFLEX CORPORATION

                                  COMMON STOCK

      The 270,000 shares of common stock, no par value per share (the "Common Stock"), offered hereby (the "Offering") are being sold by certain shareholders of the Company (the "Selling Shareholders"). As of the date of this prospectus, a total of 15,000 shares of Common Stock have been sold by the Selling Shareholders. The Common Stock may be sold from time to time by the Selling Shareholders or by their transferees. No underwriting arrangements have been entered into by the Selling Shareholders. The distribution of the securities by the Selling Shareholders may be effected in one or more transactions that may take place on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") or otherwise, including ordinary brokers' transactions, privately negotiated transactions or through sales to one or more dealers for resale of such shares as principals at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Shareholders in connection with sales of such Common Stock.

      The Selling Shareholders and intermediaries through whom such securities may be sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered and any profits realized or commissions received may be deemed underwriting compensation. See "Plan of Distribution." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Use of Proceeds."

     The Common Stock of the Company is included in the Nasdaq National Market under the symbol "DFLX." On October 27, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $3.0938 per share. See "Price Range of Common Stock."

SEE "RISK FACTORS" ON PAGES 5 TO 8 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                The date of this Prospectus is October 28, 1997.

                               PROSPECTUS SUMMARY

      The following is a summary of the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless otherwise indicated, references to the "Company" or "Dataflex" are to Dataflex Corporation.

                                   THE COMPANY

      Dataflex Corporation is a direct marketer of microcomputer equipment, related products and computer services, supplied primarily by major manufacturers, including Compaq, Hewlett-Packard, IBM and Toshiba. The Company's customers are business organizations with diverse desktop computing requirements located throughout the United States, with a primary concentration in the Southeast. The Company provides its customers with single-source, value-added desktop computing solutions and services, including product sales, system integration, network installations, help desk support, training, consultation services and equipment repair maintenance. The Company is also a certified Novell Education Center and a certified Microsoft Authorized Technical Education Center capable of providing on-site or off-site manufacturer authorized education.

      The computer services business continues to be the fastest growing segment of the Company's operations and includes dedicated on-site remedial and nonremedial maintenance support to the Company's customers through the Company's Technology Management Service ("Mainsite(TM)") program, field service repairs and maintenance, system configuration, asset management, authorized training centers, local and wide-area network ("LAN/WAN") systems, consulting and system integration, help desk support through its toll-free support line for all computer and computer related problems, and FlexStaff, which provides dedicated high-end technical support on a contract basis to customers for short and long-term requirements. In addition, in order to enhance its ability to deliver nationwide, on-site services to its customers, the Company is a member of a national network of service partners .

      The Company focuses its efforts on customer service. The Company conducts ongoing training for its associates, monitors response and repair time regarding customer requests and concerns, measures delivery time for services and conducts customer surveys to determine the level of customer satisfaction.

      Since May 1996, the Company has divested its Eastern (New Jersey-based), Midwestern (Chicago-based), and Western (California- and Arizona-based) regions in a series of transactions. The Company also sold its Kindergarten through 12th Grade Education division (the "Education Division") to Computer Plus, Inc. ("Computer Plus") in April 1997. These divestitures are a reversal of the Company's expansion strategy implemented in 1994 and 1995 and resulted from the Company's inability to successfully integrate these acquisitions promptly and effectively. Additionally, management determined that the Company lacked adequate capital (or access to adequate capital) to support its expanded infrastructure, to make necessary additional capital expenditures and to service the significant indebtedness incurred in connection with the acquisitions. Management concluded that it was necessary to reduce the burden of this indebtedness. The divestitures have reduced the Company's indebtedness and allowed it to focus on its core competencies. In particular, management believed that the Company's best opportunities were in the Southeastern United States and therefore concentrated the Company's efforts in this region.

      The Company was incorporated under the laws of New Jersey in 1976 and reincorporated under the laws of Florida in October 1997. The Company has offices in Tallahassee, Maitland (Orlando), Hollywood (Miami-Ft. Lauderdale) and Clearwater (Tampa Bay), Florida, as well as in Smyrna (Atlanta), Georgia. The Company's headquarters are located at 2145 Calumet Street, Clearwater, Florida 34625, and its telephone number is (813) 562-2200.

                               Recent Developments

      On October 22, 1997, Dataflex Corporation, a New Jersey corporation ("Dataflex New Jersey"), completed the change in its state of incorporation from New Jersey to Florida (the "Reincorporation") through a merger (the "Merger") of Dataflex New Jersey with and into the Company, a Florida corporation and Dataflex New Jersey's wholly-owned-subsidiary. Appropriate consents and approvals were obtained for the Reincorporation, including the approval of the shareholders of Dataflex New Jersey on September 18, 1997, at the annual meeting of the shareholders (the "Annual Meeting"). As the surviving corporation in the Merger, the Company succeeded to all the business, properties, assets and liabilities of Dataflex New Jersey. As a result of the Merger, each outstanding share of Dataflex New Jersey's common stock, no par value ("Dataflex New Jersey Common Stock"), was automatically converted into one share of Common Stock. Each stock certificate representing issued and outstanding shares of Dataflex New Jersey Common Stock will continue to represent the same number of shares of Common Stock. The Common Stock will continue to be traded on the Nasdaq National Market without interruption under the symbol "DFLX."

                                  THE OFFERING

Common Stock Offered by the Selling Shareholders.............  270,000 shares

Common Stock Outstanding(1)..................................  5,961,169 shares

Nasdaq National Market Symbol................................  DFLX

-----------------
(1) Based upon the number of shares outstanding as of September 30, 1997. Excludes (i) 1,237,722 shares of Common Stock issuable upon the exercise of options outstanding which had a weighted average exercise price of $3.62 per share and of which 567,988 shares were exercisable at a weighted average exercise price of $4.78 per share and (ii) 722,278 shares of Common Stock reserved for future issuance under the Company's Stock Option Plans. See "Description of Capital Stock."

                       SUMMARY CONSOLIDATED FINANCIAL DATA

                                  THREE MONTHS
                                 ENDED JUNE 30,                                  Years Ended March 31,
                                 ------------------------    --------------------------------------------------------------
                                     1997          1996        1997          1996        1995         1994        1993
                                 ------------    --------    ----------  -----------  ----------  -----------  ------------
                                  (Unaudited)
                                                (In thousands, except per share data)
INCOME STATEMENT DATA:
Revenue ........................   $  34,578      $86,031     $255,075    $ 472,102    $ 273,851    $ 122,348    $  77,306
 Cost of Revenue ...............      30,627       75,662      224,035      419,592      242,564      108,818       65,555
                                   ---------      -------     --------    ---------    ---------    ---------    ---------
     Gross Profit ..............       3,951       10,369       31,040       52,510       31,287       13,530       11,751
 Selling, General and
 Administrative Expenses .......       3,126        9,430       25,943       42,995       24,259       10,675       10,272
 Amortization of Goodwill ......         105          191          677        1,265          594           --           --
LOSS ON IMPAIRMENT OF ASSETS ...          --           --        3,280           --           --           --           --
Restructuring and Other Charges           --           --           --        5,353           --           --           --
                                   ---------      -------     --------    ---------    ---------    ---------    ---------
     Operating Income ..........         720          748        1,140        2,897        6,434        2,855        1,479
  Interest (Expense) Income, NET         (94)      (1,684)      (4,552)      (8,063)      (2,677)           4          (13)
  Loss on Dispositions of
  Businesses ...................          --           --       (8,980)      (4,632)          --           --           --
Litigation Settlement and
  Related Costs ................          --           --           --           --           --         (847)          --
                                   ---------      -------     --------    ---------    ---------    ---------    ---------
INCOME (Loss) Before Income
  Taxes ........................         626         (936)     (12,392)      (9,798)       3,757        2,012        1,466
   PROVISION FOR (Benefit from)
  Income Taxes .................         248         (402)      (4,636)      (3,463)       1,617          884          653
                                   ---------      -------     --------    ---------    ---------    ---------    ---------
     Net (Loss) Income .........         378         (534)      (7,756)      (6,335)       2,140        1,128          813
                                   =========      =======     ========    =========    =========    =========    =========
  Earnings (LOSS) per
  Common Share .................        0.06        (0.10)       (1.35)       (1.22)         .45          .28          .20
                                   =========      =======     ========    =========    =========    =========    =========
  Weighted Average Common
  Shares Outstanding ...........       6,149        5,482        5,731        5,214        4,085        4,080
                                   =========      =======     ========    =========    =========    =========    =========




                                            JUNE 30,                     March 31,
                                            --------   -----------------------------------------------
                                              1997       1997     1996      1995      1994      1993
                                            --------   -------  --------  -------   --------  --------
                                                                (In thousands)
Balance Sheet Data:
  Working Capital.........................   $ 8,732   $ 8,715  $ 57,531  $ 46,971  $ 22,629  $ 20,973
  Total Assets............................    49,079    61,075   170,313   146,581    56,337    37,943
  Long-Term Debt..........................     2,993     3,141    54,062    52,510       228        --
  Total Shareholders' Equity..............    25,526    25,155    31,849    34,140    26,680    25,338

                                  RISK FACTORS

      An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus, in connection with an investment in the Common Stock offered hereby. This Prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934 (the "Exchange Act"). The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations; (ii) the Company's financing plans; (iii) the Company's business strategies; and (iv) the declaration and payment of dividends. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The accompanying information contained in this Prospectus, including, without limitation the information set forth below, as well as under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as information contained in the Company's Exchange Act filings with the Securities and Exchange Commission (the "Commission"), identify important factors that could cause such differences.

      DEPENDENCE UPON PRINCIPAL SUPPLIERS. Compaq, Hewlett-Packard and IBM supplied approximately 18%, 16% and 5%, respectively, of the Company's Southeastern region purchases for the year ended March 31, 1997 ("Fiscal 1997") and 22%, 16% and 4%, respectively, for the quarter ended June 30, 1997. No other supplier accounted for more than 5% of the Company's Southeastern region purchases during this period. The Company's authorized dealership agreements with Compaq, Hewlett-Packard and IBM are renewable annually and are subject to termination by Compaq, Hewlett-Packard, IBM or the Company with or without cause upon three months prior written notice, or immediately, under certain circumstances. The non-renewal or termination by Compaq, Hewlett-Packard or IBM of the Company's authorized dealer status would have a material adverse effect on the Company's business. Additionally, any significant reduction in promotional sales concessions by such suppliers could have a material adverse effect on the Company's business and its ability to compete.

See "Business--Products and Principal Suppliers."

      COMPETITION. The sale of microcomputer equipment, related products and computer services is highly competitive. The Company competes with local, regional, national and international resellers and distributors and mail order providers of microcomputer equipment, related products and computer services, including network integrators and retail stores. Many of the Company's competitors are substantially larger, have more personnel, have substantially greater financial and marketing resources, and operate within a larger geographic area than the Company. The microcomputer distribution and support industry continues to experience a significant amount of consolidation. In the future, the Company may experience further competition from new market entrants and possible alliances between existing competitors. Additionally, the Company's recent reduction in size and geographic reach may make it a less desirable supplier for some of its customers. As a result of competition among microcomputer resellers, higher discounts given to large corporate customers and other factors, the Company's gross margins have continued to decline over the past several years, and there can be no assurance that such decreases will not continue.

      The Company is also increasingly competing with microcomputer manufacturers which market through direct sales forces and distributors. More aggressive competition by manufacturers of microcomputer products, such as offering a full range of services in addition to products, could have a material adverse effect on the Company's business. There can be no assurance that the Company will be able to compete successfully with its competitors in the future. See "Business--Competition."

      COMPETITIVE MARKET FOR TECHNICAL PERSONNEL. The Company's future success also depends largely on its ability to attract, hire, train and retain highly qualified technical personnel to provide the Company's services. Competition for such personnel is intense. There can be no assurance that the Company will be successful in attracting and retaining the technical personnel it requires to conduct and expand its operations successfully and to differentiate itself from its competition. The Company's results of operations and growth prospects could be materially adversely affected if the Company were unable to attract, hire, train and retain such qualified technical personnel. See "Business--Personnel."

      MANAGEMENT OF GROWTH AND REDEPLOYMENT OF THE COMPANY'S RESOURCES. The Company's future performance will depend in part on its availability to redeploy its resources to its remaining core business and to finance and manage any expansion of these operations. Additionally, the Company must adapt its management information system to changes in its business, including those related to the changing scope of its operations and the redirection of its efforts to its core business. The failure of the Company to effectively redeploy its resources, to manage growth effectively, or to successfully adapt its management information systems, could have a material adverse effect upon its business, financial condition and results of operations.

      LIQUIDITY AND CAPITAL RESOURCES. The Company has historically relied upon credit lines and trade credit from its vendors to satisfy its capital needs. The inability to obtain and retain such sources of capital could have an adverse effect on the Company's business, financial condition and results of operations.

      INVENTORY MANAGEMENT. The microcomputer distribution and support industry is characterized by rapid product improvement and technological change resulting in relatively short product life cycles and rapid product obsolescence. While most of the inventory stocked by the Company is for specific customer orders, inventory devaluation or obsolescence could have a material adverse effect on the Company's operations and financial results. Current industry practice among manufacturers is to provide price protection intended to reduce the risk of inventory devaluation, although such policies are subject to change at any time and there can by no assurance that such price protection will be available to the Company in the future. Also, the Company currently has the option of returning inventory to certain manufacturers and distributors, subject to certain limitations. The amount of inventory that can be returned to manufacturers without a restocking fee varies under the Company's agreements and such return policies may provide only limited protection against excess inventory. There can be no assurance that new product developments will not have a material adverse effect on the value of the Company's inventory or that the Company will successfully manage its existing and future inventory. In addition, the Company stocks parts inventory for its service business. Parts inventory is more likely to experience a decrease in valuation as a result of technological change and obsolescence, and there are no price protection practices offered by manufacturers with respect to parts. See "Business--Products and Principal Suppliers."

      PRODUCT SUPPLY. The computer distribution industry is dependent upon the supply of products available from its vendors. The industry is characterized by periods of severe product shortages due to vendors' difficulty in projecting demand for certain products distributed by the Company. When such product shortages occur, the Company typically receives an allocation of products from the vendor. There can be no assurance that vendors will be able to maintain an adequate supply of products to fulfill all of the Company's customer orders on a timely basis. Failure to obtain adequate product supplies, if available to competitors, could have an adverse effect on the Company's business, financial condition and results of operations.

      VENDOR REBATES AND VOLUME DISCOUNTS. The Company's profitability has been favorably affected by its ability to obtain rebates and volume discounts from manufacturers and through aggregators and distributors. Because of the divesture of the Company's Eastern, Midwestern and Western regions, the Company has experienced a reduction in its volume discounts. Any additional reduction or elimination of rebates, volume discount schedules or other marketing programs offered by manufacturers and currently received by the Company could have a material adverse effect on the Company's financial condition and results of operations. In particular, a reduction or elimination of rebates relating to government customers could adversely affect the Company's ability to serve government agencies in a highly competitive marketplace. See "Business--Products and Principal Suppliers".

      MANUFACTURER MARKET DEVELOPMENT FUNDS. Several manufacturers offer market development funds, cooperative advertising and other promotional programs to computer resellers. These funds are accounted for as reductions in selling, general and administrative expenses, thereby increasing net income. While such programs have been available to the Company in the past, there is no assurance that these programs will be continued. Any discontinuation or material reduction of these programs could have an adverse effect on the Company's operations and financial results. See "Business--Products and Principal Suppliers."

      RISKS ASSOCIATED WITH RAPID TECHNOLOGICAL CHANGE. The market for the Company's products and services is characterized by rapidly changing technology and frequent new product and service introductions. The development and commercialization of new technologies and the introduction of new products can render existing products and services obsolete or unmarketable. The Company's business depends on its ability to attract and retain highly capable technical personnel, to enhance existing services and to package newly developed and introduced service offerings of its own with products and services from vendors, on a timely and cost-effective basis, that keep pace with technological developments and address increasingly sophisticated client requirements. There can be no assurance that the Company will be successful in identifying and marketing service enhancements or supporting new products and services introduced by vendors that respond to technological change. In addition, the Company may experience contractual or technical difficulties that could delay or prevent it from successfully deploying new product and service offerings. See "Business--Industry Overview."

      DEPENDENCE ON INDUSTRY ALLIANCES AND RELATIONSHIPS. The Company depends in part upon its alliances and relationships with leading hardware and software vendors, telecommunications carriers and Internet access service providers, particularly Compaq, Hewlett-Packard and IBM. Any adverse change in these relationships could have a material adverse effect on the Company's results of operations and financial condition while it seeks to establish alternative relationships. Also, the Company will likely need to establish additional alliances and relationships in order to keep pace with evolutions in technology and enhance its service offerings, and there can be no assurance that such additional alliances will be established. See "Business--Products and Principal Suppliers."

      DEPENDENCE ON TELESALES CENTER. The Company's product sales network is dependent upon the Company's ability to protect its computer and telecommunications equipment and the information stored in its Clearwater, FloridaTelesales Center against damage from fire, hurricanes, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices and other similar events. There can be no assurance that an unforeseen event will not result in a prolonged disruption of the Company's product sales or that the Company can recover the full amount of its lost revenues from its insurance policies for business interruption. See "Business--Services."

      SUBSTANTIAL RELIANCE ON KEY CLIENTS. The Company estimates that its current top 25 clients accounted for approximately 29% of revenues for the quarters ended March 31, 1997 and June 30, 1997. No one customer accounted for more than 10% of the Company's business during these periods. The loss of any of its top 25 clients or any other large client or a significant reduction in purchases by any of the top 25 clients could have a material adverse effect on the Company's results of operations. The Company's contracts providing professional services to its clients generally do not obligate the client to purchase any minimum level of services and are terminable upon relatively short notice, often 30 days. There can be no assurance that the Company's largest clients will continue to enter into new contracts with the Company at current levels of business, if at all, or that existing contracts will not be terminated.

      VOLATILITY OF STOCK PRICE. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, and there can be no assurance that the market price of the Common Stock will not decline below the current market price. Developments in the high technology industries or changes in general economic conditions could adversely affect the market price of the Common Stock. In addition, the stock market has from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded and may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

      DEPENDENCE ON SENIOR MANAGEMENT. The Company is largely dependent upon its senior management team. The loss of the services of any member of its senior management for any reason could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

      DEPENDENCE ON THE ECONOMY OF THE SOUTHEASTERN UNITED STATES. Although the Company still operates on a nationwide basis, the vast majority of its sales are concentrated in the Southeastern United States (Florida, Alabama, Mississippi, Louisiana, South Carolina, North Carolina, Tennessee, Georgia and Arkansas.) Accordingly, the Company could be adversely affected by economic downturns and other conditions that may occur from time to time in the Southeastern region, which may not significantly affect its more geographically diversified competitors.

      CUSTOMER CREDIT EXPOSURE. The Company sells its products to an active customer base. The Company's business could be adversely affected in the event of the deterioration of the financial condition of its customers, resulting in the customers' inability to repay the Company.

                                 USE OF PROCEEDS

      The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

                           PRICE RANGE OF COMMON STOCK

      The Common Stock is included in the Nasdaq National Market under the symbol "DFLX." The following table sets forth, for the periods indicated, the high and low sales prices of the Common Stock on the Nasdaq National Market.

                                                                                 HIGH            LOW
                                                                              ---------       --------
1995
      First Quarter (Beginning January 1, 1995)...........................    $ 10.125        $  7.250
      Second Quarter......................................................      10.125           7.250
      Third Quarter.......................................................       8.250           5.500
      Fourth Quarter......................................................       6.750           3.000
1996
      First Quarter.......................................................    $  5.125        $  3.125
      Second Quarter......................................................       7.625           2.688
      Third Quarter.......................................................       7.375           2.625
      Fourth Quarter......................................................       3.875           2.063
 1997
      First Quarter.......................................................    $  4.125        $  2.313
      Second Quarter......................................................       3.875           2.625
      Third Quarter.......................................................       3.875           2.875
      Fourth Quarter (through October 27, 1997)...........................       3.625           3.094


      On October 27, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $3.0938 per share. As of September 30, 1997, there were approximately 535 holders of record of the Common Stock.


DIVIDEND POLICY

      The Company has never declared or paid cash dividends on its Common Stock. After the consummation of the Offering, the Company does not intend in the foreseeable future to declare or pay any cash dividends and intends to retain earnings, if any, for the future operation and expansion of the Company's business.

      Any determination to declare or pay dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, any contractual restrictions, considerations imposed by applicable law and other factors deemed relevant by the Board of Directors. The Company's current line of credit prohibits the Company, under certain conditions, from making cash dividends in excess of $1.0 million in any fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION

      The following table sets forth the capitalization of the Company as of June 30, 1997. This table should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                    June 30,
                                                                       1997
                                                                --------------
                                                                 (In thousands)
Current liabilities.............................................$       20,560
                                                                --------------
Long-term debt, less current installments.......................         2,993
                                                                --------------
Shareholders' equity:
  Preferred Stock, no par value; 10,000,000 shares
    authorized, no shares issued................................            --
  Common Stock, no par value; 20,000,000 shares
    authorized, 5,961,169 shares issued and
    outstanding.................................................        24,017
Less:  Loans Receivable for Exercise of Stock Options...........          (201)
  Retained earnings.............................................         2,313
Less:  Treasury Stock at Cost; 115,382..........................          (603)
                                                                --------------
      Total shareholders' equity................................        25,526
                                                                --------------
Total capitalization............................................$       49,079
                                                                ==============

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The following table contains certain selected consolidated financial data that is qualified by, and should be read in conjunction with, the Consolidated Financial Statements and related Notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus. The balance sheet data as of March 31, 1993, 1994, 1995, 1996 and 1997, and the income statement data for each of the years ended March 31, 1993, 1994, 1995, 1996 and 1997, are derived from the audited Consolidated Financial Statements of the Company. The balance sheet data as of June 30, 1997 and the income statement data for the three months ended June 30, 1996 and 1997, have been derived from the unaudited Consolidated Financial Statements of the Company, which have been prepared on the same basis as the audited Consolidated Financial Statements, and, in the opinion of management, include all adjustments that are necessary for a fair statement of the results for such periods. The financial data for periods prior to fiscal year ended March 31, 1996 ("Fiscal 1996") have been restated to include the results of operations and financial position of Sunland Computer Services, Inc. ("Sunland"), which was acquired in August 1994 and accounted for under the pooling of interests method.

                                       THREE MONTHS
                                       ENDED JUNE 30,                     Years Ended March 31,
                                   ---------------------   --------------------------------------------------------------
                                       1997       1996        1997          1996        1995         1994         1993
                                   ----------------------  -----------   ----------  -----------  ----------    ---------
                                    (Unaudited)
                                                       (In thousands, except per share data)
INCOME STATEMENT DATA:
Revenue ......................... $  34,578    $  86,031    $ 255,075    $ 273,851    $ 472,102    $ 122,348    $  77,306
Cost of Revenue .................    30,627       75,662      224,035      419,592      242,564      108,818       65,555
                                  ---------    ---------    ---------    ---------    ---------    ---------    ---------
     Gross Profit ...............     3,951       10,369       31,040       52,510       31,287       13,530       11,751
Selling, General and
  Administrative Expenses .......     3,126        9,430       25,943       42,995       24,259       10,675       10,272
Amortization of Goodwill ........       105          191          677        1,265          594            0            0
Loss on Impairment of Assets ....        --           --        3,280           --           --           --           --
Restructuring and Other Charges..        --           --           --        5,353            0            0            0
                                  ---------    ---------    ---------    ---------    ---------    ---------    ---------
     Operating Income ...........       720          748        1,140        2,897        6,434        2,855        1,479
Interest (Expense) Income .......       (94)      (1,684)      (4,552)      (8,063)      (2,677)           4          (13)
Loss on Dispositions of
  Businesses ....................        --           --       (8,980)      (4,632)          --           --           --
Litigation Settlement and
  Related Costs .................        --           --           --           --           --         (847)          --
                                  ---------    ---------    ---------    ---------    ---------    ---------    ---------
Income (Loss) Before Income
  Taxes .........................       626         (936)     (12,392)      (9,798)       3,757        2,012        1,466
Provision for (Benefit from)
  Income Taxes ..................       248         (402)      (4,636)      (3,463)       1,617          884          653
                                  ---------    ---------    ---------    ---------    ---------    ---------    ---------
    Net (Loss) Income ...........       378         (534)      (7,756)      (6,335)       2,140        1,128          813
                                  =========    =========    =========    =========    =========    =========    =========
Earnings (Loss) per Common
  Share .........................      0.06        (0.10)       (1.35)       (1.22)         .45          .28          .20
                                  =========    =========    =========    =========    =========    =========    =========
Weighted Average Common
  Shares outstanding ............     6,149        5,482        5,731        5,214        4,733        4,085        4,080
                                  =========    =========    =========    =========    =========    =========    =========




                                                  JUNE 30,                      March 31,
                                                 ---------  --------------------------------------------------
                                                   1997       1997      1996       1995      1994       1993
                                                 --------   --------  --------   --------  --------   --------
                                                                             (In thousands)
BALANCE SHEET DATA:
  Working Capital..............................   $ 8,732   $ 8,715   $ 57,531   $ 46,971   $22,629   $20,973
  Total Assets.................................    49,079    61,075    170,313    146,581    56,337    37,943
  Long-Term Debt...............................     2,993     3,141     54,062     52,510       228        --
  Total Shareholders' Equity...................    25,526    25,155     31,849     34,140    26,680    25,338

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

      The following should be read in conjunction with the Consolidated Financial Statements, and related Notes thereto, included elsewhere in this Prospectus.

GENERAL

      During the Fiscal 1997, the Company substantially changed the focus of its operations. During the period 1994 to 1995, the Company acquired substantially all of the assets of the following entities: Granite Computer Products, Inc. ("Granite"), Advantage Systems, Inc. ("Advantage"), Sunland, Hagen Computer Systems, Inc. ("Hagen"), National Data Products, Inc. ("NDP") and Valtron Technologies, Inc. ("Valtron"). During Fiscal 1997, the Company divested its Eastern, Midwesternand Western regions in a series of transactions. Additionally, in April 1997, the Company sold its Education Division to Computer Plus. Accordingly, all of the acquired operations (except NDP), as well as the Company's original operations in the Northeastern United States, have been divested. These divestures are a reversal of the Company's expansion strategy and resulted from the Company's inability to successfully integrate these acquisitions in a prompt and effective manner. Additionally, management determined that the Company lacked adequate capital (or access to adequate capital) to support its expanded infrastructure, to make necessary additional capital expenditures and to service the significant indebtedness incurred in connection with the acquisitions. Management concluded that it was necessary to sell these operations to reduce the Company's indebtedness to an appropriate level. The divestures have reduced the Company's indebtedness and allowed it to focus on its core competencies. In particular, management believed that the Company's best opportunities were in the Southeastern United States and therefore concentrated the Company's efforts in this region (originally the NDP operating area).

      The historical financial information contains financial information for Granite, Advantage, Hagenand Valtron from the date of their respective acquisitions until their disposition. Financial information for NDP is included from the date of acquisition. The Sunland acquisition, which was accounted for as a pooling of interests, resulted in a restatement for the periods prior to Fiscal 1996.

RESULTS OF OPERATIONS

      The following table sets forth, for the periods indicated, the percentage relationship to total revenues of the items listed in the Company's Consolidated Statements of Earnings:

                                                    THREE MONTHS
                                                   ENDED JUNE 30,                     Years ended March 31,
                                                --------------------       --------------------------------------
                                                  1997        1996           1997          1996           1995
                                                --------    --------       --------      --------       ---------
 Revenue....................................     100.0%       100.0%         100.0%        100.0%         100.0%
Cost of Revenue.............................      88.6         87.9           87.8          88.9           88.6
Gross Profit................................      11.4         12.1           12.2          11.1           11.4
Selling General and Administrative
Expenses....................................       9.0         11.0           10.2           9.1            8.9
Amortization of Goodwill....................       0.3          0.2            0.3           0.3            0.2
LOSS ON IMPAIRMENT OF ASSETS................        --           --            1.3           --             --
Restructuring and Other Charges.............        --           --             --           1.1            0.0
                                                 -----        -----          -----         -----          -----
Operating (Loss) Income.....................       2.1          0.9            0.4            .6            2.3
Interest (Expense) Income, Net..............      (0.3)        (2.0)          (1.8)         (1.7)          (0.9)
Loss on Dispositions of Business............       --           --            (3.5)         (1.0)           0.0
(Loss) Income Before Income Taxes...........       1.8         (1.1)          (4.9)         (2.1)           1.4
(Benefit from) Provision for Income Taxes...       0.7         (0.5)          (1.8)         (0.7)           0.6
                                                 -----        -----          -----         -----          -----
Net (Loss) Income...........................       1.1%        (0.6)%         (3.1)%        (1.4)%          0.8%
                                                 =====        =====          =====         =====          =====

Three Months Ended June 30, 1997 Compared to Three Months Ended June 30, 1996

      Revenues. Revenues decreased by $51.5 million, or 59.8%, to $34.6 million for the three months ended June 30, 1997, as compared to $86.0 million for the three months ended June 30, 1996. The decrease in revenues is due primarily to the sale of the Midwestern and Eastern region's operations in October 1996 and the sale of the Education Division. On a comparable basis, excluding revenues for the Midwestern and Eastern regions and the Education Division, revenues decreased by $3.2 million, or 9.3% for the three months ended June 30, 1997, as compared to the same period in 1996. This decrease is primarily due to the Company's decision to concentrate on business opportunities that offer a higher gross margin percentage.

      Gross Profit. Gross profit decreased by $6.4 million, or 61.9%, to $4.0 million for the three months ended June 30, 1997, as compared to $10.4 million for the three months ended June 30, 1996. The decrease in gross profit relates primarily to the exclusion of gross profit contribution of the Midwestern and Eastern regions and the Education Division for the three month period. On a comparable basis, excluding the Midwestern and Eastern regions and the Education Division, gross profit decreased by $146,810, or 3.6% for the three months ended June 30, 1997, as compared to the same period in 1996. As stated above, this decrease is primarily due to the Company's decision to concentrate on business opportunities that offer a higher gross margin percentage, as evidenced by the increase in gross margin percentage.

      As a percentage of revenues, gross profit was 11.4% for the three months ended June 30, 1997, as compared to 12.1% for the three months ended June 30, 1996. The decrease in gross profit as a percentage of revenues primarily reflects the disposition of the Midwestern and Eastern regions, whose revenues included a higher percentage of service sales, which yield a higher gross margin percentage. On a comparable basis, excluding the Midwestern and Eastern regions, gross profit as a percentage of revenues was 11.4% for the three months ended June 30, 1997 and 10.8% for the three months ended June 30 , 1996.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by $6.3 million, or 66.9%, to $3.1 million for the three months ended June 30, 1997, as compared to $9.4 million for the three months ended June 30, 1996. This decrease primarily relates to the sale of the Midwestern and Eastern regions in October 1996 and the sale of the Education Division in April 1997. As a percentage of revenues, selling, general and administrative expenses were 9.0% and 11.0% for the three months ended June 30, 1997 and June 30, 1996, respectively. The decrease in selling, general and administrative expenses as a percentage of revenues for the three months ended June 30, 1997, as compared to the prior year, reflects lower corporate overhead due to the sale of the Midwestern and Eastern regions and the Education Division.

      Amortization of Goodwill. Amortization of goodwill decreased by $85,856, or 45.0%, to $104,854 for the three months ended June 30, 1997, as compared to $190,710 for the three months ended June 30, 1996, primarily due to the disposition of the Midwestern operating region and the Education Division.

      Interest Expense. Interest expense, net of interest income, decreased by $1.6 million, or 94.4%, to $94,157 for the three months ended June 30, 1997, as compared to $1.7 million for the three months ended June 30, 1996. The decrease in interest expense primarily relates to reduced average borrowings resulting from the reduction of debt from the use of the proceeds from the sale of the Western, Midwestern and Eastern regions and the Education Division and a reduction in interest rates.

1997 Compared to 1996

      Revenues. Revenues decreased by 46.0%, or $217.0 million, from $472.1 million for the Fiscal 1996 to $255.1 million for Fiscal 1997. The decrease in revenues relates to the sale of the Western region operations on April 1, 1996 and the sale of the Midwestern and Eastern region operations on October 4, 1996. On a comparable basis, excluding the Western, Midwestern and Eastern operations, revenues increased by $24.8 million, or 17.5%. Product revenues, which include desktop computers, printers, displays, software and other peripherals, accounted for 89.2% of total revenues and decreased by $194.9 million, or 46.1%. Service revenues, which include Technology Management Services, training and consulting accounted for 10.8% of total revenues and decreased by $22.2 million, or 44.7%. The decreases in product and service revenues relate to the sales of the Western, Midwestern and Eastern regions. On a comparable basis, excluding the disposed operating regions, product revenues accounted for 91.6% of revenue and increased by $20.4 million, or 15.4%. Service revenues accounted for 8.4% of total revenues and increased by $4.4 million, or 45.9%.

      Gross Profit. Gross profit decreased by 40.9%, or $21.5 million, from $52.5 million in Fiscal 1996 to $31.0 million in Fiscal 1997. This decrease relates to the exclusion of the gross profit for the entire year for the Western region and the exclusion of the Midwestern and Eastern regions for six months. As a percentage of revenue, gross profit increased 9.9%, from 11.1% in Fiscal 1996 to 12.2% in Fiscal 1997. There were gross profit percentage increases in both products and services primarily due to the disposition of less profitable product and service businesses in the Western, Midwestern and Eastern regions, whose customer base consisted of primarily large businesses. On a comparable basis, excluding the Western, Midwestern and Eastern operating regions, gross profit increased $5.0 million, or 28.0%, to $22.9 million in Fiscal 1997.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by 39.7%, or $17.1 million, from $43.0 million in Fiscal 1996 to $25.9 million in Fiscal 1997. The decrease relates to the sale of the Western region on April 1, 1996 and the sale of the Midwestern and Eastern regions on October 4, 1996. As a percentage of revenues, selling, general and administrative expenses increased from 9.1% in Fiscal 1996 to 10.2% in Fiscal 1997. The increase reflects additional administrative expenses associated with the sale of the Western, Midwestern and Eastern regions. The increase also reflects a difference in customer base and product mix in the Southeast. The Southeast region has a much larger customer base and completes significantly more transactions than the other operating regions, although the individual transactions tend to be smaller.

      Loss on Impairment of Assets. The loss on impairment of assets represents two separate transactions. The first is the sale of the Education Division, which was completed on April 18, 1997. The Company sold certain fixed assets and inventory for approximately $4.2 million and reduced goodwill by $5.8 million to record a loss on impairment of assets of $2.9 million. The second transaction recorded was the proposed sale of the Company's headquarters building. The Company has received an offer to sell the property for approximately $1 million which will result in a loss on impairment of assets of $339,040.

      Amortization of Goodwill. Amortization of goodwill decreased by 46.5%, or $587,681, from $1.3 million in Fiscal 1996 to $677,420 in Fiscal 1997 due to the disposition of the Western region on April 1, 1996 and the disposition of the Midwestern and Eastern regions on October 4, 1996.

      Interest Expense. Interest expense, net of interest income, decreased by 43.5%, or $3.5 million, from $8.1 million in Fiscal 1996 to $4.6 million in Fiscal 1997. The decrease primarily relates to reduced average borrowings resulting from the pay down of debt from the proceeds of the sales of the Western, Midwestern and Eastern regions. The Company also realized a 25.0% reduction in interest rates starting in December 1996, with the negotiation of a new line of credit.

      Loss on Disposition of Business. Loss on disposition of business represents the aggregate difference between the carrying value of net assets of the sale of the Midwestern and Eastern regional operations and the net realizable value of these net assets. The Company recorded a loss of $9.0 million on these dispositions.

1996 COMPARED TO 1995

      Revenues. Revenues increased by 72.4%, or $198.2 million, from $273.9 million for the fiscal year ended March 31, 1995 ("Fiscal 1995") to $472.1 million for Fiscal 1996. The increase primarily related to a full year of revenues contributed by the companies acquired during Fiscal 1995 of $190.0 million. Product revenues, which included desktop computers, printers, displays, LAN products, software and other peripherals, accounted for approximately 89.5% of total revenues and increased by $176.0 million, or 71.4%. Service revenues, which include consulting, training, on-site maintenance and project management, accounted for approximately 10.5% of total revenues and increased by $22.3 million, or 81.4%.

      Gross Profit. Gross profit increased by 67.8%, or $21.2 million, from $31.3 million in Fiscal 1995 to $52.5 million in Fiscal 1996. This increase during Fiscal 1996 primarily related to the gross profit contribution provided by the acquired companies. As a percentage of revenues, gross profit decreased to 11.1% in Fiscal 1996 as compared to 11.4% in Fiscal 1995. This decrease reflects lower margins in the computer services business due to incremental costs associated with the continued investment in the development of the computer services business. Hardware margins were consistent with those for Fiscal 1995.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 77.2%, or $18.7 million, from $24.3 million in Fiscal 1995 to $43.0 million in Fiscal 1996, primarily due to the recent acquisitions and increases in corporate infrastructure to support the growth of the Company. As a percentage of revenues, selling, general and administrative expenses increased from 8.9% in Fiscal 1995 to 9.1% in Fiscal 1996. This increase was primarily due to the acquisition of Valtron (part of the Western region's operations), which had higher selling, general and administrative expenses as a percentage of revenues.

      Amortization of Goodwill. Amortization of goodwill of $1.3 million in Fiscal 1996, as compared to $594,000 in Fiscal 1995, reflects a full year of amortization in Fiscal 1996, whereas Fiscal 1995 includes a partial year of amortization due to the timing of recent acquisitions.

      Restructuring and Other Charges. Restructuring and other charges represented the estimated costs to enhance the Company's operational and administrative efficiencies through consolidations of operations and information systems. The charges related primarily to dispositions and write-downs of inventory and spare parts of $2.7 million, employee termination benefits of $1.2 million, write-offs of computer systems of $1.0 million and other charges of $400,000. Inventory write-offs related primarily to a reduction in the net realizable value of inventory product lines in which the Company no longer intends to conduct business. Employee termination benefits related largely to one-time payments to former Company executives resulting from the termination of their contracts and other benefits to be provided to line employees terminated due to consolidation and elimination of certain positions. Systems write-offs related primarily to the replacement of older computer systems with new, upgraded systems.

      Loss on Dispositions of Businesses. Loss on dispositions of businesses represented the aggregate difference between the carrying value of the net assets of the businesses to be sold and the estimated net realizable value of these net assets. As described previously, the Company sold substantially all the assets and transferred substantially all the liabilities of its Western Region (including its Valtron operation) subsequent to its Fiscal 1996 year-end. The Company recorded a loss of approximately $4.6 million in Fiscal 1996 on the dispositions of these businesses.

      Interest Expense. Interest expense, net of interest income, was $8.1 million in Fiscal 1996 as compared to $2.7 million in Fiscal 1995. The increase primarily related to increased borrowings in connection with the acquisitions in Fiscal 1995 and Fiscal 1996 and higher average interest rates during Fiscal 1996 compared to Fiscal 1995.

1995 COMPARED TO 1994

      Revenues. Revenues increased by 123.8%, or $151.5 million, from $122.3 million for the fiscal year ended March 31, 1994 ("Fiscal 1994") to $273.9 million for Fiscal 1995. The increase primarily related to revenues contributed by the acquired companies during Fiscal 1995 of $148.0 million. Product revenues, which included desktop computers, printers, displays, LAN products, software and other peripherals, accounted for over 90.0% of total revenues and increased by $138.4 million, or 127.9%. Service revenues, which included consulting, training, on-site maintenance and project management, accounted for approximately 10.0% of total revenues and increased by $13.2 million, or 93.0%.

      Gross Profit. Gross profit increased by 131.2%, or $17.8 million, from $13.5 million in Fiscal 1994 to $31.3 million in Fiscal 1995. This increase primarily related to the gross profit contribution provided by the acquired companies during Fiscal 1995. As a percentage of revenues, gross profit increased to 11.4% in Fiscal 1995 as compared to 11.1% in Fiscal 1994. This increase reflected slight improvement in hardware margins, partially offsetting lower margins in the computer services business due to incremental costs associated with the continued investment in the development of a nationwide computer services business.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 127.2%, or $13.6 million, from $10.7 million in Fiscal 1994 to $24.3 million in Fiscal 1995, primarily due to the recent acquisitions and increases in corporate infrastructure to support the Company's growth. As a percentage of revenues, selling, general and administrative expenses increased from 8.7% in Fiscal 1994 to 8.8% in Fiscal 1995.

      Amortization of Goodwill. Amortization of goodwill of $594,000 in Fiscal 1995 reflects amortization of the excess of purchase price over net assets acquired for the related acquisitions. There was no amortization of goodwill in Fiscal 1994.

      Interest Expense, Net of Interest Income. Interest expense, net of interest income, was $2.7 million in Fiscal 1995 as compared to $4,800 in Fiscal 1994. The net increase in expense as compared to income in the prior fiscal year primarily related to the use of funds available for investment and increased borrowings in connection with the acquisitions in Fiscal 1995.

      Litigation Settlement and Related Costs. Litigation settlement and related costs in Fiscal 1994 represented expenses associated with the settlement of the class action lawsuit. See Note 14 to the Consolidated Financial Statements.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

      The following table presents unaudited quarterly operating results for the Company for each of the Company's last nine fiscal quarters beginning June 30, 1995. In the opinion of management, this information has been prepared on the same basis as the audited Consolidated Financial Statements included in this Prospectus and includes all adjustments (consisting of only normal recurring accruals) that management considers necessary for a fair presentation of the results for such periods. This information should be read in conjunction with the Consolidated Financial Statements, and Notes thereto, included elsewhere in this Prospectus. Such quarterly results are not necessarily indicative of the results of operations for any future period. The Company does not generally experience any material quarterly seasonality.

                                                                      Quarters Ended
                            ------------------------------------------------------------------------------------------
                                         1995                               1996                           1997
                            ------------------------------ -------------------------------------- --------------------
                            June 30,  Sept. 30,   Dec. 31, March 31, June 30, Sept. 30,  Dec. 31,  March 31,  June 30,
                            --------  ---------  --------- --------- -------- ---------  -------- ---------  ---------
                                                         (UNAUDITED)
                                         (In thousands, except for per share data)
Revenue..................... $110,325  $107,844  $122,635  $131,298   $86,031   $83,875   $40,993   $44,176    $34,578
Gross profit................   11,900    12,774    13,674    14,162    10,369     9,531     5,672     5,468      3,951
Net income..................      309       142       153    (6,939)     (533)   (4,145)      257    (3,335)       378
Net earnings per share...... $    .06  $    .03  $    .03  $  (1.34)  $  (.10)  $  (.75)  $   .04  $   (.54)   $   .06

LIQUIDITY AND CAPITAL RESOURCES

      The Company's cash requirements increased significantly as a result of the Company's acquisitions during the period 1994 to 1996. A significant debt burden was placed upon the Company in connection with these acquisitions, and management determined that the Company lacked adequate capital (or access to adequate capital) to support its expanded infrastructure, to make necessary capital expenditures and to service its debt. Accordingly, management concluded that it was necessary to divest the Company's Eastern, Midwestern and Western regions. As a result of the sale of its Eastern, Midwesternand Western regions, the bulk of the Company's cash flow in 1996 resulted from the proceeds of these sales.

      Historically, IBM Credit Corporation was the Company's primary lender. During 1996, the Company replaced IBM Credit Corporation with NationsBank, N.A. (South) and NationsCredit Commercial Corporation of America (the "Line of Credit"). Currently, the Line of Credit provides that the Company may borrow up to $38.0 million, at the London InterBank Offering interest rate ("LIBOR") plus 2 1/2% per annum. This Line of Credit has an initial term through December 17, 1998. Borrowings under this Line of Credit are collateralized by all of the Company's inventory and accounts receivables. As of September 30, 1997, approximately $16.2 million was outstanding under the Line of Credit.

      The Line of Credit contains certain financial covenants, including covenants requiring the Company to maintain a minimum tangible net worth, maintain a minimum interest coverage ratio, maintain various minimum financial ratios and limit the amount of capital expenditures. In addition, the Line of Credit prohibits the Company, under certain conditions, from making cash dividends and distributions and from redeeming shares of its capital stock for cash in excess of $1.0 million in any fiscal year.

      The sale of the Company's Education Division to Computer Plus provided approximately $4.5 million in cash, which was received on April 18, 1997, and was used to further reduce the balance due under the Line of Credit. The Company has retained and collected approximately $2.8 million in accounts receivable. Additionally, in May 1997, the Company received approximately $3.8 million of the $5.0 million escrowed funds relating to the sale of the Company's Midwestern and Eastern regions, which were used to decrease amounts outstanding under the Line of Credit. The Company also received approximately $1.9 million in accounts receivable generated by the Midwestern and Eastern regions.

      During Fiscal 1996 and Fiscal 1997, the Company's Southeast region invested approximately $4.7 million and $1.6 million, respectively, for capital equipment expenditures. The majority of the capital expenditures were for computer equipment and software. For the year ending March 31, 1998, the Company expects its capital expenditures to be approximately $1.5 million.

      In August 1997, the Company completed the sale of its headquarters building in Clearwater, Florida. The Company received $1.0 million in cash and a $150,000 credit for future rent expense. The cash from the sale was used to retire the existing mortgage on the property. The Company believes that the cash flow from operations, the Line of Credit and trade credit from its vendors will be sufficient to satisfy its working capital and capital expenditure requirements through the expiration of the term of the Line of Credit in December 1998.

IMPACT OF INFLATION

      The Company has not been adversely affected by inflation as technological advances and competition within the microcomputer industry have generally caused prices of the products sold by the Company to decline. Management believes that any price increases could be passed onto its customers as prices charged by the Company are not set by long-term contracts.

NEW-ACCOUNTING PRONOUNCEMENTS

      In Fiscal 1997, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 121, Accounting For the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of. The adoption of this standard had no effect on the Company's financial statements.

      In Fiscal 1997, the Company elected to continue to apply the prior accounting rules by adopting SFAS No. 123, Accounting for Stock-Based Compensation. Additional disclosures relating to the pro forma net income and earnings per share were provided in the Company's annual financial statements for Fiscal 1997.

      The effect, if any, of recently issued SFAS No. 128, Earnings Per Share and SFAS No. 129, Disclosure of Information About Capital Structure, is not presently known.

                                    BUSINESS

GENERAL

      The Company, established in 1976, is a direct marketer of microcomputer equipment, related products and computer services, supplied primarily by major manufacturers, including Compaq, Hewlett-Packard and IBM. The Company's customers are business organizations with diverse desktop computing requirements located throughout the United States, with a primary concentration in the Southeast. The Company provides its customers with single-source, value-added desktop computing solutions and services, including product sales, system integration, network installations, help desk support, training, consultation services and equipment repair maintenance. The Company is also a certified Novell Education Center and a Microsoft Authorized Technical Education Center capable of providing on-site or off-site manufacturer authorized education.

      The computer services business continues to be the fastest growing segment of the Company's operations and includes dedicated on-site remedial and nonremedial maintenance support to the Company's customers through the Company's Mainsite(TM) program, field service repairs and maintenance, system configuration, asset management, authorized training centers, LAN/WAN consulting and system integration, help desk support through its toll-free support line for all computer and computer related problems, and FlexStaff, which provides dedicated high-end technical support on a contract basis to customers for short and long-term requirements. In addition, in order to enhance its ability to deliver nationwide, on-site services to its customers, the Company is a member of a national network of service partners.

      The Company focuses its efforts on customer service. The Company conducts ongoing training for its associates, monitors response and repair time regarding customer requests and concerns, measures delivery time for services and conducts customer surveys to determine the level of customer satisfaction.

      Since 1996, the Company has divested its Eastern (New Jersey-based), Midwestern (Chicago-based), and Western (California- and Arizona-based) regions in a series of transactions. The Company also sold its Education Division to Computer Plus in April 1997. These divestitures are a reversal of the Company's expansion strategy implemented in 1994 and 1995 and resulted from the Company's inability to successfully integrate these acquisitions promptly and effectively. Additionally, management determined that the Company lacked adequate capital (or access to adequate capital) to support its expanded infrastructure, to make necessary additional capital expenditures and to service the significant indebtedness incurred in connection with the acquisitions. Management concluded that it was necessary to reduce the burden of this indebtedness. The divestitures have reduced the Company's indebtedness and allowed it to focus on its core competencies. In particular, management believed that the Company's best opportunities were in the Southeastern United States and have therefore concentrated the Company's efforts in this region.

      The Company has offices in Tallahassee, Maitland (Orlando), Hollywood (Miami-Ft. Lauderdale) and Clearwater (Tampa Bay), Florida, as well as in Smyrna (Atlanta), Georgia. The Company's headquarters are located at 2145 Calumet Street, Clearwater, Florida 34625, and its telephone number is (813) 562-2200.

Recent Developments

      On October 22, 1997, Dataflex New Jersey completed the change in its state of incorporation from New Jersey to Florida through the merger of Dataflex New Jersey with and into the Company, its wholly-owned-subsidiary. Appropriate consents and approvals were obtained for the Reincorporation, including the approval of the shareholders of Dataflex New Jersey on September 18, 1997, at the Annual Meeting. As the surviving corporation in the Merger, the Company succeeded to all the business, properties, assets and liabilities of Dataflex New Jersey. As a result of the Merger, each outstanding share of Dataflex New Jersey Common Stock was automatically converted into one share of Common Stock. Each stock certificate representing issued and outstanding shares of Dataflex New Jersey Common Stock will continue to represent the same number of shares of Common Stock. The Common Stock will continue to be traded on the Nasdaq National Market without interruption under the symbol "DFLX."

INDUSTRY OVERVIEW

      Since 1988, the microcomputer distribution and support industry's rate of revenue growth has been affected by the introduction of many lines of low priced clones, significant price reductions by major competitors, increasing support costs and complexity, and the introduction of networking technology. The Company believes the microcomputer distribution and support industry does not function along the traditional supply and demand principle, as in many cases product shortages result in lower pricing to customers. The industry has been consolidating since the early 1990's, as larger resellers acquire smaller, strategically-located resellers to increase their market share.

      Dataquest, Inc. ("Dataquest"), a market research firm, reports that the demand for microcomputer products and related services is expected to grow approximately 10-13% from 1996 to the year 2000. Dataquest estimates that approximately 80% of the five-year cost of businesses owning personal computers is in the maintenance, training and support, not the hardware and software acquisition costs. Consequently, the Company believes future growth will come not only from a continuing demand for computer hardware, but also from an increasing demand for related computer services, such as internet and intranet applications, as well as for integration services and training.

MARKETING AND SALES STRATEGY

      The Company's objective is to continue as a direct marketer of microcomputer equipment, related products and computer services, with a primary focus on the Southeastern United States. The key elements of the Company's marketing and sales strategy in seeking to achieve this objective include:

           Focus on Medium-to-Large Organizations and Government Agencies. The Company's marketing focus is primarily on medium-to-large organizations and government agencies. The Company believes that these customers are dependent on their suppliers to provide, in addition to competitive pricing, a consultative approach to their microcomputer equipment needs. This approach addresses purchasing, software selection, compatibility, maintenance, support, networking, training and obsolescence. The Company utilizes this approach, seeking to help customers analyze costs, improve user satisfaction and maintain administrative control over their desktop computer equipment. The Company markets solutions to both existing and potential customers with the objective of becoming the customers' "preferred provider" of desktop microcomputer services and product acquisition.

           Target Client Needs. The Company may benefit from its clients' needs, particularly in the areas of internet- working, client/server applications, and network management through targeted telemarketing, strategic alliances with major personal computer and network vendors, client referrals and promotional programs that offer hardware and service tie-ins. The need to outsource for technical expertise in these areas may provide growth for the Company and offer cost savings, improved flexibility and high-end user satisfaction for its customers.

            Develop Internal Information Systems. The Company believes that its ability to provide accurate and timely information to customers is integral to the success of its marketing efforts. Accordingly, the Company is continuing to develop its internal information systems. These internal information systems are intended to provide members of the Company's marketing and sales staff, as well as customers, with current information regarding the products offered for sale, including information on availability, pricing, order status and purchasing requests. See "Business--Management Information Systems."

           Utilize Various Marketing Strategies. To market its products and services, the Company utilizes telemarketing, strategic alliances with major vendors, customer referrals and various promotional activities.

      The Company also makes joint sales presentations with certain of its major vendors to existing and prospective customers.

PRODUCTS AND PRINCIPAL SUPPLIERS

      The Company offers over 50,000 PC/Networking hardware and software SKU's from over 500 vendors, including Compaq, Hewlett-Packard, IBM, Toshiba, Microsoft and Novell. Products include desktop and laptop PCs, servers, monitors, peripherals, operating system and application software and individual components. The Company continually evaluates new products from existing vendors and seeks out new products and new vendors, as technology develops and needs arise.

      Sales of Compaq, Hewlett-Packard and IBM products constituted approximately 18%, 16% and 5% of the Company's Southeastern region's revenue during Fiscal 1997. No other manufacturer's products accounted for more than 5% of the Company's revenues. No one customer accounted for more than 10% of the Company's revenues during Fiscal 1997.

      The Company receives discretionary subsidies, including rebates and volume discounts, from certain manufacturers and through aggregators and distributors to promote sales and support activities relating to their products. Some of these subsidies have been used to expand the array of sales and support services and to reimburse the Company for, and to accelerate its expansion into, additional areas relating to those manufacturers' products and services. The loss of a significant amount of rebates, volume discounts or other marketing programs offered by manufacturers that result in the reduction or elimination of subsidies currently received by the Company could have a material adverse effect on the Company's operations and financial results. In particular, a reduction or elimination of rebates relating to government customers could adversely affect the Company's ability to serve government agencies in a highly competitive marketplace. See "Risk Factors--Vendor Rebates and Volume Discounts" and "--Manufacturer Market Development Funds."

      The Company's authorized dealership agreements may be terminated by the manufacturer or the Company without cause upon notice with periods ranging from 30 to 90 days, and immediately, under certain circumstances. In addition, while each agreement is generally subject to renewal on an annual basis, there can be no assurance that such agreements will be renewed. The termination or non-renewal of the Compaq, Hewlett-Packard or IBM dealership agreements would have a material adverse effect on the Company's business. The Company believes that its relationships with its major suppliers are good. See "Risk Factors--Dependence Upon Principal Suppliers."

      The microcomputer distribution and support industry is characterized by rapid product improvement and technological change resulting in relatively short product life cycles and rapid product obsolescence. While most of the inventory stocked by the Company is for specific customer orders, inventory devaluation (whether as a result of vendor price reductions or otherwise) or obsolescence is a potential problem for the Company. Current industry practice among manufacturers is to provide price protection intended to reduce the risk of devaluation, although such policies are subject to change at any time and there can be no assurance that such price protection will be available to the Company in the future. The Company currently has in place stock rotation arrangements with many of its vendors, enabling it to return all or a part of inventory items purchased within a designated period. The Company also stocks parts inventory for its service business, which is not subject to price protection and stock rotation protection. This inventory may be especially susceptible to technological changes and obsolescence. See "Risk Factors--Inventory Management."

SALES ACTIVITIES AND ORDER FULFILLMENT

      The Company is dependent, in large part, on the account executives that locate and service customers via telephone communications. These account executives develop a customer base through a combination of outbound calling and direct mail. The Company's account executives are well-trained, product knowledgeable and motivated to maximize sales and customer service. These account executives are organized in teams to provide a customer with several knowledgeable representatives. The account representatives strive to have an individual answer telephone calls and to avoid automated telephone responses.

      The teams are geographically segmented and are responsible for developing sales for their territory. The account executives utilize on-line computers to retrieve information regarding product characteristics, cost and availability and to enter customer orders. At the time of order entry, the account executive has access to information from four major suppliers and the Company's own warehouse. Processing of the order is performed immediately following a credit check and either a "pick ticket" is generated for products in the Company's warehouse or electronic purchase orders are created for distribution orders. The Company ships product via UPS, Federal Express, common carrier or any other acceptable manner requested by the customer. The customer is billed either at the time the order ships from the Company's warehouse or at the time an electronic invoice is received from its distributor for orders drop shipped directly to its customer.

      The Company's account executives are compensated based upon the amount of gross profit generated. The account executives have the authority to negotiate and adjust prices for products, provided that the account executives sell at a price that meets established guidelines. The account executives can achieve relatively high compensation levels. There can be no assurance that the Company can continue to attract and retain qualified account executives to assist in expanding the business.

SERVICES

      The Company provides services to support product sales. Services are offered on a per PC or complete project basis. Some of the services offered by the Company are:

           Technology Management Services. The Company offers contracts to customers for both MainSite and off-site product maintenance. These maintenance contracts generally require the Company to maintain microcomputer equipment at the customer's location during regular business hours. Most maintenance contracts are renewable annually. In addition, the Company provides authorized warranty service and repair for equipment sold by it and by others.

           FlexStaff. The Company offers its customers its resources for on-site technical consulting assignments. These contracts are generally for less than one year and provide customers with resources to meet their internal technical needs such as project management, application development, hardware maintenance, help desk, network design and implementation and systems integration.

            Training. The Company offers authorized training for Microsoft and Novell at both customer sites and its regional training locations. All trainers must be certified instructors prior to teaching any course. Instructors also develop applications with the products they are authorized to teach.

           Professional Services. The Company provides professional consulting services to help customers define, design, implement and support LAN/WAN systems. The Company's professionals and the customer develop a needs analysis and agree upon an implementation plan for the LAN/WAN systems and then work together in implementing and supporting the LAN/WAN systems.

COMPETITION

      The microcomputer distribution and support industry is highly competitive. Distribution has evolved from manufacturers selling through direct sales forces to sales by manufacturers to wholesalers, resellers and value-added resellers. Competition, especially the pressure on pricing, has resulted in industry consolidation. In response to continuing competitive pressures, including specific price pressure from the direct telemarketing and mail order distribution channels, the microcomputer distribution channel is currently undergoing segmentation into value-added resellers that emphasize advanced systems together with service and support for business networks, as compared to computer "superstores" who offer retail purchasers a relatively low cost, low service alternative and limited service. Certain "superstores" have expanded their marketing efforts to target segments of the Company's customer base, which could have a material adverse effect on the Company's business.

      The Company believes that competition in its industry is based upon a combination of price and quality of service. The Company's recent reduction in geographic reach may make the Company a less attractive supplier to certain customers. Among the Company's most significant competitors are Entex, Vanstar, Compucom, Comp USAand Pomeroy.

      The Company competes for sales with local, national and international distributors and resellers. Many of these resellers may sell products at lower prices than the Company. Many of the Company's competitors are substantially larger, have more personnel, materially greater financial and marketing resources, and operate within a larger geographic area than the Company.

      The Company believes that the growth rate of the market for microcomputer equipment, related products and computer services has decreased in recent years. The Company believes that this will create further competitive pressures within the industry. There can be no assurance that the Company will continue to successfully compete. See "Risk Factors--Competition."

CUSTOMERS

      The Company's target customers are middle to large sized entities and governments located primarily in the Southeastern United States. The Company's customers typically have between 200 and 1,000 workstations and can benefit from the full range of the Company's services. The Company has over 4,000 customers in diverse industries, including healthcare, utilities and manufacturing.

MANAGEMENT INFORMATION SYSTEMS

      The Company uses proprietary, real-time management information systems, which centralize key functions of management and provide real-time access to inventory levels of its key suppliers. The Company's just-in-time inventory process allows it to minimize its investment in inventory, reduce inventory discrepancies and the risk of obsolescence, while meeting customer needs. The Company introduced an Internet order entry system in July 1997, which allows customers access to order and inventory information over the World Wide Web.

      The Company relies upon the accuracy and proper utilization of its management information systems to provide timely distribution services, manage its inventory and track its financial information. To manage its growth, the Company is continually implementing changes and modifications to its existing systems. The Company expects that it will need to regularly make capital expenditures to upgrade and modify its management information systems, including software and hardware, as the Company grows and the needs of its business change. There can be no assurance that the Company will predict all of the demands which its expanding operations will place on its management information systems. The occurrence of a significant system failure or the Company's failure to expand or successfully implement its systems could have a material adverse effect on the Company's financial results and business. See "Risk Factors--Management of Growth and Redeployment of the Company's Resources."

PERSONNEL

      As of September 30, 1997, the Company employed 296 full-time personnel of which 93 are responsible for marketing and sales, 131 for services, 26 for operations, 18 for finance, 10 for management information systems and 18 for administrative functions. None of the Company's personnel is represented by a union, and the Company believes its relationships with its personnel to be satisfactory.

      The Company needs to locate, hire, train and retain a number of highly qualified technical personnel. Competition for the services of such individuals is intense. Although the Company has been successful in locating, hiring, trainingand retaining such personnel to date, there can be no assurance that it will continue to successfully do so in the future. See "Risk Factors--Competitive Market For Technical Personnel."

PROPERTIES

      The Company's corporate headquarters are located in Clearwater, Florida. In August 1997, the Company completed the sale of its headquarters for approximately $1.0 million in cash and $150,000 in deferred rent expense. The $1.0 million in cash was used to retire the Company's mortgage on the property. The Company also owns a building in Clearwater, Florida which has a total of 14,000 square feet and is used for office space. The mortgage on the property is due on January 10, 2000, bearing interest at the rate of prime plus 1% per annum. The outstanding balance of such mortgage as of September 30, 1997 was $299,736. The following office locations are currently leased by the Company:

       Regional Office              Square Footage                Principal Use            Expiration Date
------------------------------------------------------------------------------------------------------------
  Tallahassee, FL                        3,173                   Sales/Service         September 30, 1999
  Hollywood, FL                          4,500                   Sales/Service         May 31, 1998
  Maitland, FL                           7,103                    Sales/Service        December 14, 2001
  Smyrna, GA                             6,426                   Sales/Service         January 31, 2001
  Clearwater, FL                        30,000              Sales/Service/Warehouse    August 7, 1998
  Clearwater, FL                        15,000                       Sales             September 30, 1998
  Pinellas Park, FL                     10,000                  Sales/Warehouse        July 1, 2000
 *Edison, NJ                            50,000                      Vacant             March 31, 2000



* This office was part of the Company's Eastern region. The purchaser of the Eastern region did not assume this lease but it is required to reimburse the Company for lease payments.

LEGAL PROCEEDINGS

      In August 1996, the Company and Richard C. Rose were named as defendants in a suit filed in state court in New Jerseyby Gordon McLenithan, a former executive officer of the Company. Mr. McLenithan alleges that the Company failed to pay him an amount allegedly owed to Mr. McLenithan upon a change in control of the Company. Mr. McLenithan also charges Mr. Rose with defamation and interference with contractual relations. The lawsuit is in the initial stages of litigation. The Company has denied Mr. McLenithan's allegations and intends to diligently contest the suit.

* 2 moved from here; text not shown

In December 1996, the Company filed suit in state court in Florida against a former vendor of the Company alleging breach of contract. The vender counterclaimed against the Company alleging that the Company failed to pay an invoice for products delivered. The vendor also filed suit in state court in Massachusetts for the same claim. The suit in Massachusetts has been stayed pending the outcome of the suit in Florida. If the Florida suit is resolved, the Massachusetts suit will be dismissed. The Company intends to diligently pursue its suit against the vendor and contest the counterclaim against the Company.


      In May, 1997 the Company was named as a defendant in a suit filed in state court in New Jersey alleging breach of contract. The plaintiff claims that the Company owes him additional amounts of money pursuant to the contract. The Company has denied the allegation and intends to diligently contest the suit.


      In June 1997, the Company was named as a defendant in a suit filed in state court in New Jersey by a former employee. The employee alleges that his employment was wrongfully terminated. The lawsuit is in the initial stages of discovery. The Company denies the allegation and intends to contest the suit.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

      The following table sets forth certain information with respect to each person who is currently a director or executive officer of the Company.

                                                                                                             Year First
                                                                                                              Became a
Name                                                      Position(s)                           Age           Director
----                                                      -----------                           ---           --------
Richard C. Rose.....................   Chief Executive Officer and Director, Class               49             1984
                                       II

Anthony G. Lembo....................   President, Chief Operating Officer, Chief                 44             1996
                                       Financial Officer and Director, Class  I

Philip Doganiero....................   Chairman and Director, Class III                          40             1995

W. Keith Schilit....................   Director, Class II                                        43             1997

Barry M. Alpert.....................   Director, Class III                                       56             1997




      Richard C. Rose has served as Chief Executive Officer of the Company since April 1990. Mr. Rose has served as a director of the Company since October 1984 and Chairman of the Board of Directors from September 1993 to December 1996. Prior to April 1990, Mr. Rose served as President of the Company (April 1987 -September 1993), Chief Operating Officer of the Company (July 1986 - April
1990) and as Vice President - Sales and Marketing of the Company (July 1984 - April 1987).

      Anthony G. Lembo has served as President, Chief Operating Officer, Chief Financial Officer and a director of the Company since October 1996. Prior to October 1996, Mr. Lembo served as Vice President of the Company (1995 - 1996). Mr. Lembo's previous experience includes nine years as Chief Operating Officer of NDP, prior to the Company's acquisition of NDP (1986 - 1995).

      Philip Doganiero has served as a director of the Company since January 1995 and as Chairman of the Board of Directors since December 1996. Prior to December 1996, Mr. Doganiero served as President of the Company (April 1996 - December 1996) and Co-President of the Company (January 1995 - April 1996), following the Company's acquisition of NDP. Prior to 1995, Mr. Doganiero was a founder and President of NDP (1972-1995).

      W. Keith Schilit has served as a director of the Company since April 1997. Dr. Schilit is a professor of management and the director of the Program in Entrepreneurship at the University of South Florida, Tampa, Florida, having served on the faculty of the university since 1985. Dr. Schilit, who holds an MBA and Ph.D. in strategic planning, is also an author, consultant and lecturer. He has been the principal owner of Catalyst Ventures (and its predecessors), a business consulting firm, since approximately 1982. From 1982 until 1985, he was on the faculty of Syracuse University and from 1979 until 1982, he was on the faculty of the University of Maryland. He also is a director of ASM Fund, Inc.

      Barry M. Alpert has served as a director of the Company since April 1997. Mr. Alpert has served as Managing Director, Investment Banking for Raymond James & Associates, Inc. since January 1997, as director of Reptron Electronics, Inc. since 1995 and as Chairman of Alpert Financial Group, Inc. (a family investment holding company) since 1989. Prior to January 1997, Mr. Alpert served as Vice President, and as Senior Vice President-Investment Banking for Robert W. Baird & Co. Incorporated (1991 - 1997). From 1989 until 1993, Mr. Alpert served as Vice Chairman of Colony Bank. Mr. Alpert also served as Vice Chairman and director of Western Reserve Life Assurance Co. of Ohio and as President of Pioneer Western Corporation from 1989 until

1991. Prior to 1989, Mr. Alpert served as President and Chief Executive Officer of United Insurance Companies, Inc. (1988-1989); Chairman of the Board of Directors, President and Chief Executive Officer of Home Life Financial Assurance Corporation (1982-1988); Chairman of the Board of Directors, President and Chief Executive Officer of Orange State Life Insurance Company (1977-1989); and Chairman of the Board of Directors of Life Savings Bank (1979-1983).

COMPOSITION OF THE BOARD OF DIRECTORS

      Pursuant to the terms of the Company's Articles of Incorporation and Bylaws, the Board of Directors has the power to set the number of directors (but not to more than 12 members) by resolution adopted by the directors of the Company. The directors are divided into three classes, as nearly equal in number as possible. Each director in a particular class is elected to serve a three-year term or until his or her successor is duly elected and qualified. The classes are staggered so that their terms expire in successive years. Accordingly, only one class of directors is elected each year and currently the number of directors is set at five. The Company intends to maintain at all times at least two independent directors on its Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

      Audit Committee. The Company's Board of Directors has established an Audit Committee composed of two independent directors, Messrs. Schilit and Alpert. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plan and results of the audit engagement, approves professional services provided by the accountants, reviews the independence of the accountants, considers the range of audit and non-audit fees, and reviews the adequacy of the Company's internal accounting controls.

      Compensation Committee. The Company's Board of Directors has established a Compensation Committee composed of Messrs. Schilit and Alpert. The Compensation Committee determines the compensation of the Company's executive officers and sets financial targets to be used in determining executive bonuses.

      Nominating Committee. The Company does not have a Nominating Committee. This function is performed by the Board of Directors.

      Other Committees. The Board of Directors may establish other committees as deemed necessary or appropriate from time to time.

COMPENSATION OF DIRECTORS

      Directors who are not employees of the Company are paid $12,000 annually. All directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of the Board of Directors. No director who is an employee of the Company receives separate compensation for services rendered as a director.

Director and Executive Officer Compensation

      The following table sets forth certain information concerning the compensation earned during Fiscal 1995, Fiscal 1996 and Fiscal 1997 by the Chief Executive Officer (the "CEO") and each of the other named executive officers of the Company whose total annual salary and bonuses for Fiscal 1997 exceeded $100,000 (collectively, the "Named Executive Officers"). Messrs. Doganiero and Lembo were not employed by the Company during Fiscal 1995.

                           SUMMARY COMPENSATION TABLE


                                                                            Long Term Compensation
                                                                       --------------------------------
                                          Annual Compensation                   Awards         Payouts
                                   --------------------------------------------------------------------
                                                            Other      Restricted    Securities          All Other
                                                            Annual        Stock      Underlying    LTIP    Compen-
                            Fiscal  Salary($)            Compensation    Awards(s)   Options/SAR Payouts    sation
Name and Principal Position  Year     (1)        Bonus($)     ($)           ($)            (#)      ($)       ($)
-------------------------------------------------------------------------------------------------------------------
  Richard C. Rose             1995  $ 329,400    $254,416   ----             ----        ----    ----   $ 1,913 (3)
                              1996  $ 481,400(4)     ----   ----          $31,525(2)     ----    ----   $ 1,550 (3)
  Chief Executive Officer     1997  $ 354,600        ----   ----          $49,563(2)   97,022    ----   $   380 (3)
-------------------------------------------------------------------------------------------------------------------
  Anthony G. Lembo            1996  $ 125,000        ----   ----             ----        ----    ----   $ 1,100 (3)
  President, Chief            1997  $ 175,000        ----   ----             ----      40,000    ----   $   914 (30
  Operating Officer
  and Chief
  Financial Officer
-------------------------------------------------------------------------------------------------------------------
  Philip Doganiero            1996  $ 225,000        ----   ----             ----        ----    ----   $ 2,187 (3)
  Chairman of the Board       1997  $ 103,800(5)     ----   ----             ----      40,000    ----   $16,052 (6)
  of Directors
-------------------------------------------------------------------------------------------------------------------

-----------
(1)   Includes deferred compensation.
(2) Mr. Rose was granted 27,022 shares of Common Stock in Fiscal 1996, pursuant to a restricted stock agreement (the "Agreement"). Pursuant to the terms of the Agreement, the shares are subject to certain restrictions that expire on March 31, 1998. The restrictions lapse equally each year for the term of the grant and with respect to all shares in the event of termination of employment for any reason other than "cause," voluntary termination for "good reason" and death or disability, as defined in the Agreement. If, at any time prior to the expiration of the restriction period, employment is terminated "for cause" or any other reason not provided for under the Agreement, any such shares still subject to restrictions, as previously described, shall be transferred to the Company, without monetary consideration. Dividends are not payable on the restricted stock. The number of shares of Common Stock comprising Mr. Rose's aggregated restricted stock holdings at fiscal year end 1997 was 9,007 and the value of such shares was $24,780. The value of the vested portion of the restricted stock grants issued to Mr. Rose at fiscal year end 1997 was $49,563.
(3)   All other compensation represents 401(k) matching contributions.
(4) Includes a one-time lump sum distribution to Mr. Rose of $152,000 on April 1, 1995.
(5) Mr. Doganiero voluntarily reduced his base salary to $1.00 effective October 1, 1996. However, he is entitled to an annual base salary of $225,000 under the terms of his employment agreement. Neither the Company nor Mr. Doganiero currently have a plan or proposal for payment of the foregone salary amounts.
(6) Includes $1,052 of 401(k) matching contributions and $15,000 in premiums, payable quarterly by the Company, for a split dollar key-man life insurance policyfor which Mr. Doganiero's estate is the beneficiary.

OPTION GRANTS TABLE

           The following table contains information concerning the grant of stock options pursuant to the Company's several stock option plans to the Named Executive Officers during Fiscal 1997.

-------------------------------------------------------------------------------------------------------------------
                                         Individual Grants
---------------------------------------------------------------------------------------
                                             Percent of
                                Number of       Total                                   Potential Realizable Value
                                Securities     Options/                                 at Assumed Annual Rates of
                                underlying   SARs Granted                                Stock Price Appreciation
                               option/SARs   to Personnel  Exercise of                      For Option Term(3)
                                 Granted      in Fiscal     Base Price     Expiration   ---------------------------
                 Name            (#)(1)         Year       ($/Sh)(2)         Date          5% ($)         10% ($)
-------------------------------------------------------------------------------------------------------------------
Richard C. Rose..............     97,022        16.4%        $ 2.06        11/15/06     $  42,971       $  92,150
                                  ---------------------------------------------------------------------------------
Anthony G. Lembo.............     40,000        6.76%        $ 2.06        11/15/06        17,720          38,000
                                  ---------------------------------------------------------------------------------
Philip Doganiero.............     40,000        6.76%        $ 2.06        11/15/06        17,720          38,000
-------------------------------------------------------------------------------------------------------------------


(1) On November 15, 1996, an option to purchase 97,022 shares at $2.06 per share was granted to Mr. Rose in exchange for cancellation of the options previously granted on April 1, 1995 and August 11, 1995 (options to purchase 27,022 shares at $8.125 per share and 70,000 shares at $5.75 per share, respectively).
(2) All stock options were granted at the fair market value on the date of grant.
(3) The amounts set forth are based on assumed appreciation of 5% and 10% rates as prescribed by the Commission rules and are not intended to forecast future appreciation, if any, of the stock price.

AGGREGATED OPTION TABLE

      THE following table shows information concerning options exercised during Fiscal 1997 and options held by the Named Executive Officers at the end of Fiscal 1997.

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                                                                               Value of
                                                                     Number of                Unexercised
                                                                     Securities              In-the-Money
                                                               Underlying Unexercised         Options at
                                                                 Options at Fiscal           Fiscal Year-
                                                                    Year-End(#)                End($)(1)
                           Shares Acquired                        Exercisable(E)/           Exercisable(E)/
Name                       on Exercise(#)   Value Realized($)     Unexercisable(U)         Unexercisable(U)
-----------------------------------------------------------------------------------------------------------------
Richard C. Rose                  --                --               271,813(E)/                 $0(E)/
                                                                     134,209(U)               $66,945(U)
-----------------------------------------------------------------------------------------------------------------
Philip Doganiero                 --                --                  0(E)/                    $0(E)/
                                                                     40,000(U)                $27,600(U)
-----------------------------------------------------------------------------------------------------------------
Anthony G. Lembo                 --                --                  0(E)/                    $0(E)/
                                                                     40,000(U)                $27,600(U)
-----------------------------------------------------------------------------------------------------------------

---------
(1) Represents the dollar value of the difference between the value at the end of Fiscal 1997 and the option exercise price of unexercised options at the end of Fiscal 1997.

TEN-YEAR OPTION REPRICINGS

      The following table sets forth certain information concerning repricing of stock options to purchase shares of Common Stock held by the Named Executive Officers.

-------------------------------------------------------------------------------------------------------------------
                                             Number Of                                                 Length Of
                                             Securities    Market Price                                Original
                                             Underlying     Of Stock At  Exercise Price               Option Term
                                            Options/SARs      Time Of      At Time Of       New      Remaining At
                                            Repriced Or    Repricing Or   Repricing Or    Exercise      Date If
                                              Amended        Amendment      Amendment      Price     Repricing Or
             Name                 Date          (#)             ($)            ($)          ($)        Amendment
-------------------------------------------------------------------------------------------------------------------
Richard C. Rose                 12/20/96       70,000          $2.06          $5.75        $2.06        9 years
  Chief Financial Officer       12/20/96       27,022          $2.06          $8.125       $2.06        9 years
-------------------------------------------------------------------------------------------------------------------
Anthony G. Lembo                   N/A          N/A             N/A            N/A          N/A           N/A
  President, Chief Operating
  Officer and Chief
  Financial Officer
-------------------------------------------------------------------------------------------------------------------
Philip Doganiero                   N/A          N/A             N/A            N/A          N/A           N/A
  Chairman of the Board of
  Directors
-------------------------------------------------------------------------------------------------------------------



EMPLOYMENT AGREEMENTS

      The Company has employment agreements with executive officers Richard C. Rose and Philip Doganiero. Mr. Rose's agreement, as amended, provides for a minimum annual base salary of $329,400, a one-time lump sum distribution of $152,000 on April 1, 1995, discretionary bonuses awarded by the Company's Board of Directors and awards of restricted stock and stock options that vest over three years. Mr. Rose's amended employment agreement expires December 31, 1999. Mr. Doganiero's agreement provides for an annual base salary of $225,000 or such greater amount as may be approved from time to time by the Company's Board of Directors and expires January 11, 1998.

      Pursuant to their respective employment agreements, Messrs. Rose and Doganiero each agree not to compete, directly or indirectly, with the Company in the states in which the Company does or may do business during the terms of their employment and for a period of one year after the termination of their employment. If either Mr. Rose or Mr. Doganiero is terminated without cause, the Company is required to pay his remaining base salary and any additional compensation earned in excess of his base salary until the date of termination, plus an amount equal to his then annual base salary for the period through and including the expiration of his employment agreement. If either Mr. Rose or Mr. Doganiero is terminated with cause, the Company is required to pay only his base salary up to the date of termination. If either Mr. Rose or Mr. Doganiero dies during the term of his employment, the Company is required: (a) to pay to his estate the base salary otherwise payable until the later of (i) three years from the date of death or (ii) the end of the term of his employment agreement; and
(b) to pay his estate an additional $5,000.

      Under their respective employment agreements, if there is a "change in control" of the Company and, subsequent to such change in control, either Mr. Rose's or Mr. Doganiero's employment agreement (or any subsequent employment agreement then in effect which expires prior to the time they have attained 65 years of age) is terminated or is not renewed by the Company at the expiration of its term, or any renewals, extensions or modifications of his employment agreement, then he would receive compensation in an amount equal to 299% of his annual base salary in effect at the time of his termination (the "Severance Amount"). This Severance Amount would be payable in one single payment within 60 days after the termination of his employment. The Severance

Amount, however, may not exceed three times the "base amount" as determined under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"). In the event the Severance Amount is reduced for the reason set forth in the preceding sentence, the Severance Amount would be reduced prior to the reduction of any other payments due under each of Mr. Rose's and Mr. Doganiero's employment agreements. A "change in control" is defined in both employment agreements as a transfer of more than 50% of the Company's Common Stock in a single transaction or series of transactions in concert with each other (excluding transfers made by persons who were officers or were related to officers of the Company immediately prior to the change in control).

      The Company has also entered into an employment agreement with Anthony G. Lembo, its President, Chief Operating Officer and Chief Financial Officer, effective January 11, 1995. Mr. Lembo's employment agreement is for a period of three years and provides for an annual base salary of $125,000 or such greater amount as may be approved from time to time by the Company's Board of Directors. Upon Mr. Lembo's election as President of the Company, the Board of Directors approved an increase of Mr. Lembo's annual base salary to $175,000 ("Base Salary") and an amount equal to $50,000 per year, or such greater amount as may be approved from time to time by the Company's Board of Directors, if the Company's Southeast region meets or exceeds certain financial targets, to be determined by the Company's Board of Directors ("Performance Bonus"). The financial targets for the current fiscal year have not yet been established, but the Board expects to do so in the near future. In Fiscal 1997, because of the Company's performance, it was determined that no bonuses for executive officers would be paid. Pursuant to his employment agreement, Mr. Lembo agrees not to compete, directly or indirectly, with the Company in the states in which the Company does or may do business, during the term of his employment and for a period of one year after the termination of his employment. The employment agreement also provides that Mr. Lembo shall receive severance benefits if his employment is terminated by the Company "without cause" (as defined in the employment agreement). In such a case, Mr. Lembo would receive his Base Salary, as in effect upon his termination, for the remaining term of his employment agreement and his Performance Bonus for the last full fiscal year completed prior to the date of his termination. Mr. Lembo's employment agreement expires January 11, 1998.

STOCK OPTION PLANS

      The Company maintains two incentive stock option plans (the "ISO Plans") and five incentive and nonqualified stock option plans ("NQSO Plans"). The 1989, 1990, 1991, 1992 and 1994 NQSO Plans provide for the grant of both incentive stock options and nonqualified stock options to employees of the Company.

      Shares of Common Stock have been reserved and issued under the above plans as follows:

          Stock Option Plan        Shares Reserved            Shares Granted
          -----------------        ---------------            --------------
          1989 NQSO Plan               400,000                      0
          1990 NQSO Plan               160,000                    110,250
          1991 NQSO Plan               200,000                     50,000
          1992 NQSO Plan               400,000                    372,750
          1994 NQSO Plan               800,000                    704,722


      The ISO Plans and the NQSO Plans, excluding the 1990 NQSO Plan, provide for the discretionary grant of options to purchase Common Stock at a price determined by the Compensation Committee of the Board of Directors, but, in the case of incentive stock options, at a price not less than the fair market value thereof on the date of grant. The options, by their terms, must be exercised within ten years from the date on which they are granted or within 90 days of employment termination.

      All options fully vest at the date of grant except for stock options granted under the 1989, 1991 and 1992 NQSO Plans, which vest 25% per year beginning one year after the grant date, and the 1994 NQSO Plan, which provides the Board of Directors with discretion to determine vesting.

                              CERTAIN TRANSACTIONS

      The Company has made loans from time to time during fiscal years 1987 through 1997 to its employees, including Richard C. Rose, the Company's CEO, primarily to enable them to exercise stock options to purchase the Company's Common Stock. During Fiscal 1997, the amount of indebtedness owed on such loans was evidenced by promissory notes from the appropriate employees. The loans to the employees of the Company bear interest at rates ranging from 7.0% per annum to prime plus 1.5% per annum and are payable upon demand. On May 6, 1986, June 30, 1991, March 31, 1992 and September 30, 1993, the Company made loans to Mr. Rose for $20,000, $75,425, $73,616 and $50,000, respectively, to enable Mr. Rose to exercise stock options. The loans to Mr. Rose bear interest at rates of 7.0%, 0%, 7.0% and 6.0%, respectively, with interest only due and payable until January 1, 2000, and thereafter, Mr. Rose is obligated to pay the remaining balance in five equal principal installments due and payable on January 1, 2001, 2002, 2003, 2004 and 2005. As of March 31, 1996 and 1997, Mr. Rose's outstanding loan balance was $228,594 and $238,147, respectively.

      The Company acquired substantially all the assets of NDP, a reseller of computer products based in Clearwater, Florida in 1995. Philip Doganiero and Anthony G. Lembo held a 60% and 15% ownership interest in NDP, respectively. The Company acquired NDP for $6,200,000 in cash, $3,500,000 in subordinated notes with an interest rate of 9%, 625,000 shares of the Company's Common Stock with an aggregate market value at the time of the acquisition of approximately $4,200,000, and a contingent payment based on the future earnings of the Company's Southeastern region over a seven-year period. These contingent payments totalled $0 in Fiscal 1996 and approximately $350,000 in Fiscal 1997. As of September 18, 1997, the Company negotiated the termination of such contingent payments in exchange for a lump sum cash payment of $1,612,613 by the Company.

                       PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of September 30 , 1997 and as adjusted to reflect consummation of the Offering by (i) each person who is known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each of the Named Executive Officers, (iii) each of the directors of the Company, (iv) the Selling Shareholders and (v) all directors and executive officers of the Company as a group. Except as set forth below, the shareholders named below have sole voting and investment power with respect to all shares of Common Stock shown as being beneficially owned by them. As of the date of this Prospectus, a total of 15,000 shares of Common Stock have been sold by the Selling Shareholders. See "Plan of Distribution."


                                                         Shares                                 Shares Beneficially
                                                      Beneficially                                  Owned After
                                                      Owned Before            Shares to         Offering, Assuming
Name                                                   Offering(1)            be Offered        All Shares Are Sold
----                                            ----------------------        ----------        -------------------
                                                 Number        Percent                            Number     Percent
                                                ----------    ---------                         ---------   --------
DIRECTORS, EXECUTIVE OFFICERS, AND
 PRINCIPAL SHAREHOLDERS

  Anthony G. Lembo(2)..........................   7,500            *                   --           7,500      *
  Richard C. Rose(2)........................... 298,156(3)       5.0%                  --         298,156    5.0%
  Philip Doganiero(2)..........................  18,000            *                   --          18,000      *
  U.S. Bankcorp(4)............................. 551,000          9.2%                  --         551,000    9.2%
  Pioneering Management Corporation(5)......... 423,500          7.1%                  --         423,500    7.1%
  W. Keith Schilit(2)..........................  12,500(6)         *                   --          12,500      *
  Barry M. Alpert(2)...........................  12,500(6)         *                   --          12,500      *
  All Directors and Executive Officers as a
  Group (5 persons)(7)......................... 348,656          5.8%                  --         348,656    5.8%

SELLING SHAREHOLDERS
  Arlen Westling, as Trustee for
    the Westling Family Trust,
    dated February 1, 1995.....................  22,065           *                 9,200          12,865      *
  Roger F. Powell(8)...........................  48,470           *                31,470          17,000      *
  Jeff Abreu...................................  11,737           *                11,737              --      *
  David Riley, as Trustee
    for the David and Tamara Riley Family
    Trust, dated December 4, 1992.............. 152,992          2.6%              67,500          85,490    1.5%
  Leonard and Leslie Sickman, as Trustees
    for the Sickman Family Trust, dated
    December 22, 1992..........................  82,800          1.4%              82,800              --      *
  Robert G. Kreisheimer, as Trustee
    for the Kreisheimer Family Trust,
    dated December 11, 1992....................  62,293          1.1%              67,293              --      *

----------------------
 *   Less than 1%.
(1) Beneficial ownership of shares, as determined in accordance with applicable Commission rules, includes shares as to which a person shares voting power and/or investment power. The Company has been informed that all shares shown are held of record with sole voting and investment power, except as otherwise indicated.
(2) The business address for Messrs. Doganiero, Lembo, Rose, Schilit and Alpert is 2145 Calumet Street, Clearwater, Florida 34625.
(3) The number of shares shown in the table above includes 271,813 shares that are subject to options that are currently exercisable.
(4) The number of shares shown is based on a Schedule 13G filed with the Commission, dated February 13, 1997. The business address for U.S. Bankcorp is 111 Southwest Fifth Avenue, Portland, Oregon 99204.
(5) The number of shares shown is based on a Schedule 13G filed with the Commission, dated January 14, 1997. The business address for Pioneering Management Corporation is 60 State Street, Boston, Massachusetts 02108.
(6) The number of shares shown in the table above includes 12,500 shares that are subject to options that are current exercisable.

(7) The number of shares shown in the table above includes 373,656 shares beneficially owned by Messrs. Lembo, Rose, Doganiero, Schilit and Alpert, of which 296,813 shares are subject to options that are immediately exercisable.
(8) The number of shares shown to be offered includes 15,000 shares already sold in the Offering.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

      The Company is authorized to issue 20,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, no par value ("Preferred Stock"). As of September 30, 1997, 5,961,169 shares of Common Stock were outstanding, and such shares were held by approximately 535 holders of record and no shares of Preferred Stock were outstanding.

      The following descriptions of the Common Stock and the Preferred Stock are based on the Company's Certificate of Incorporation, Bylaws and applicable Florida law.

COMMON STOCK

      Each holder of Common Stock is entitled to one vote for each share owned of record on all matters presented to the shareholders. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

      Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and outstanding and subject to any dividend restrictions in the Company's credit facilities. No dividends or other distributions (including redemptions or repurchases of shares of capital stock) may be made if after giving effect to any such dividends or distributions, the Company would not be able to pay its debts as they become due in the usual course of business or the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a liquidation to satisfy the preferential rights of any holders of Preferred Stock. See "Dividend Policy."

      All of the shares of Common Stock offered hereby are validly issued, fully paid and nonassessable.

      The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

PREFERRED STOCK

      The Board of Directors of the Company is authorized, without further shareholder action, to designate and issue from time to time one or more series of Preferred Stock. The Board of Directors may fix and determine the designations, preferences and relative rights and qualifications, limitations or restrictions of any series of Preferred Stock so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences and rights, voting or otherwise, senior to the rights of holders of Common Stock. As of the date of this Prospectus, the Board of Directors has not authorized any series of Preferred Stock and has no plans to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

      The Bylaws provide that special meetings of shareholders may be called only by: (i) the President; (ii) the Board of Directors; or (iii) the Chairman of the Board of Directors. Any action required or permitted to be taken at a meeting of Shareholders may be taken without a meeting if all Shareholders entitled to vote consent to such action in writing.

      The Articles of Incorporation provide for a classified Board of Directors and permit removal of directors only for cause by the shareholders of the Company at a meeting by the affirmative vote of at least 60% of the outstanding shares of Common Stock. See "Management--Executive Officers and Directors." The Articles of

Incorporation establish an advance notice procedure for the nomination of candidates for election as directors, as well as for other shareholder proposals to be considered at shareholders' meetings. Nominations may be made at shareholders' meetings by or at the direction of the Board of Directors, by any nominating committee or person appointed by the Board or by any shareholder entitled to vote for the election of directors. Notice of shareholder proposals and nominations of directors by shareholders must be timely given in writing to the Secretary of the Company before the meeting at which such matters are to be acted upon or directors are to be elected. Such notice, to be timely, must be received at the principal executive offices of the Company with respect to shareholder proposals and elections to be held at the annual meeting, not less than 60 days before the date of the meeting at which the director(s) are to be elected; however, if less than 70 days notice or prior public disclosure of the date of the scheduled meeting is given or made, notice by the shareholder, to be timely, must be so delivered or received not later than the close of business on the tenth day following the earlier of the day on which notice of the date of such meeting is mailed to shareholders or public disclosure of the date of such meeting is made.

      Notice to the Company from a shareholder who intends to present a proposal or to nominate a person for election as a director at a meeting must contain certain information about the shareholder giving such notice and, in the case of director nominations, all information that would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee (including such person's written consent to serve as a director if so elected). If the presiding officer of the meeting determines that a shareholder's proposal or nomination is not made in accordance with the procedures set forth in the Certificate of Incorporation, such proposal or nomination, at the direction of such presiding officer, may be disregarded. The notice requirement for shareholder proposals contained in the Certificate of Incorporation does not restrict a shareholder's right to include proposals in the Company's annual proxy materials pursuant to rules promulgated under the Exchange Act.

      The preceding provisions of the Articles of Incorporation may be changed only upon the affirmative vote of holders of 60% of the outstanding Common Stock.

      The provisions of the Articles of Incorporation summarized in the preceding four paragraphs and the provisions of the Florida Business Corporation Act described under "Certain Provisions of Florida Law" may have certain anti-takeover effects. Such provisions, individually or in combination, may discourage other persons, or make it more difficult, without the approval of the Board of Directors, for other persons to make a tender offer or acquisitions of substantial amounts of the Common Stock or from launching other takeover attempts that a shareholder might consider in such shareholder's best interest, including attempts that might result in the payment of a premium over the market price for the Common Stock held by such shareholder.

CERTAIN PROVISIONS OF FLORIDA LAW

      The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. The Company has not elected to opt out of those provisions. The Florida Business Corporation Act, as amended (the "FBCA"), prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; and (iii) more than a majority of such voting power.

      The FBCA also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless: (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder;
(ii) the interested shareholder has owned at least 80% of the corporation's outstanding voting shares for at least five years; or (iii) the transaction is approved by the holders of two-thirds of the corporation's voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation's outstanding voting shares.

                              PLAN OF DISTRIBUTION

      The sale of the shares of Common Stock offered hereby is not being underwritten. Sales may be made by the Selling Shareholders in the Nasdaq National Market, or otherwise, at prices and on terms then prevailing or at prices related to the then current market price of the Common Stock, or in negotiated transactions. In this regard, the shares of Common Stock may be sold in one or more of the following types of transactions: (i) a block trade, in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (iv) directly in private transactions at negotiated prices. At the time a particular offer of Common Stock is made, to the extent required, a supplemental Prospectus will be distributed which will set forth the number of shares being offered and the terms of the offering including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the Common Stock purchased from the Selling Shareholders, any discounts, commissions and other items constituting compensation from the Selling Shareholders and any discounts, concessions or commissions allowed or reallowed or paid to dealers.

      In connection with any transaction involving the Common Stock, broker-dealers or others may receive from the Selling Shareholders, and may in turn pay to other broker-dealers or others, compensation in the form of commissions, discounts or concessions in amounts to be negotiated at that time (which compensation may be in excess of customary commissions). Broker-dealers and any other persons participating in a distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such distribution, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act.

      The Company has advised the Selling Shareholders that during such time as they may be engaged in a distribution of the Common Stock included herein they may be required to comply with Regulation M promulgated under the Exchange Act. In general, Regulation M precludes any Selling Shareholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

      Any or all of the sales or other transactions involving the Common Stock described above, whether effected by the Selling Shareholders, any broker-dealer or others, may be made pursuant to this Prospectus. In addition, any Common Stock that qualifies for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

      In order to comply with the securities laws of certain states, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Common Stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

      The Company has agreed to pay all expenses of registration of the Common Stock. The Company and the Selling Shareholders may agree to indemnify certain persons, including broker-dealers or others, against certain liabilities in connection with any offering of the Shares, including liabilities under the Securities Act.

                                  LEGAL MATTERS

      The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Holland & Knight LLP, Tampa, Florida.

                                     EXPERTS

      The Consolidated Financial Statements of the Company as of March 31, 1997 and 1996 and for each of the three years in the period ending March 31, 1997, included in this Prospectus and the Consolidated Financial Statements included in the Registration Statement have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the Commission. Reports, proxy and information statements and other information filed by the Company may be inspected and copies may be obtained (at prescribed rates) at the Commission's Public Reference Section, 450 5th Street, N.W., Washington, D.C. 20549, as well as the following Regional Offices of the
Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained by mail from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, upon payment of prescribed rates. In addition, electronically filed documents, including reports, proxy and information statements and other information regarding the Company, can be obtained from the Commission's Web site at: http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market, and reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

      The Company has filed a Registration Statement on Form S-1 (together with all amendments and exhibits thereto referred to herein as the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and such Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in the Prospectus with respect to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each such instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. Copies of all or any part of the Registration Statement, including the documents incorporated by reference therein or exhibits thereto, may be obtained upon payment of the prescribed rates at the offices of the Commission set forth above.

                              DATAFLEX CORPORATION

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                                                                                              Page
REPORT OF INDEPENDENT CERTIFIED ACCOUNTANTS                                                   F-2

CONSOLIDATED FINANCIAL STATEMENTS

      Consolidated Balance Sheets as of June 30, 1997 and
       March 31, 1997, 1996, and 1995                                                         F-3

      Consolidated Statements of Earnings for the three months ended
       June 30, 1997 and  1996 and for the years
       ended March 31, 1997, 1996 and 1995                                                    F-4

      Consolidated Statement of Shareholders' Equity for the three months ended
       June 30, 1997 and for the years ended March 31, 1997, 1996 and 1995                    F-5

      Consolidated Statements of Cash Flows for the three months ended June 30,
       1997 and 1996 and for the years
       ended March 31, 1997, 1996 and 1995                                                    F-6

      Notes to Consolidated Financial Statements                                              F-7

REPORT OF INDEPENDENT ACCOUNTANTS
      ON SCHEDULE II                                                                         II-7

      Schedule II -- Valuation and Qualifying Accounts for
        the years ended March 31, 1995, 1996 and 1997                                        II-8

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Board of Directors and Shareholders of Dataflex Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Dataflex Corporation and its subsidiary at March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Tampa, Florida
May 21, 1997

                              DATAFLEX CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                                                                     JUNE 30,                 March 31,
                                                                   -----------  --------------------------------------
                                                                      1997          1997        1996           1995
                                                                   -----------  -----------   ---------      ---------
                                                                   (Unaudited)
                                                                                   (In thousands)
                                                      ASSETS
Current Assets:
  Cash and Cash Equivalents....................................      $      301   $   1,722   $     499     $   5,590
  Restricted Cash..............................................              --       3,875
  Accounts Receivable, Net.....................................          20,309      21,721      57,333        56,834
  Inventory, Net...............................................           5,263       5,489      25,755        32,029
  Net Assets Held for Sale.....................................              --       3,800      45,229            --
  Deferred Tax Asset...........................................              --          --       3,288           312
  Income Taxes Receivable......................................           1,343       1,908         829            --
  Other Current Assets.........................................           2,076       2,979       8,428        11,493
                                                                     ----------   ---------   ---------     ---------
  Total Current Assets.........................................          29,292      41,494     141,361       106,258

  Property and Equipment, Net..................................           3,024       2,708       9,437        11,617
  Other Assets.................................................             848         853         799           963
  Deferred Tax Asset...........................................           6,184       6,184          --            --
  ASSETS HELD FOR SALE - LONG TERM.............................           1,150       1,150
  Goodwill.....................................................           8,581       8,686      18,716        27,743
                                                                     ----------   ---------   ---------     ---------
          Total Assets.........................................      $   49,079    $ 61,075   $ 170,313     $ 146,581
                                                                     ==========   =========   =========     =========

                                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

  Current Portion of Long-Term Debt............................      $    1,730   $   1,730   $  32,967     $   7,249
  Short-Term Debt..............................................          13,054      20,375          --            --
  Accounts Payable.............................................           2,938       5,938      42,478        45,199
  Accrued Expenses and Other Payables..........................           2,838       4,736       8,385         6,663
  Income Taxes Payable.........................................              --          --          --           176
  Total Current Liabilities....................................          20,560      32,779      83,830        59,287

Long-Term Debt.................................................           2,993       3,141      54,062        52,510
Deferred Tax Liability.........................................              --          --         348           428
Other Long-Term Liabilities....................................              --          --         224           216
                                                                     ----------   ---------   ---------     ---------
          Total Liabilities....................................          23,553      35,920     138,464       112,441
                                                                     ----------   ---------   ---------     ---------

Commitments and Contingencies (Notes 4, 11 and 14)
Shareholders' Equity:
  Common Stock-No Par Value; Authorized 20,000,000
  Shares; Issued 5,961,169, 5,961,169, 5,587,661 and
  4,867,184 shares at June 30, 1997, March 31, 1997,
  1996 and 1995, respectively..................................          24,017      24,017      23,065        19,045
  Less:  Loans Receivable for Exercised Stock Options..........            (201)       (194)       (311)         (413)
  Retained Earnings............................................           2,313       1,935       9,690        16,025
  Less:  Treasury Stock - At Cost; 115,382, 115,382,
  113,901 and 104,237 shares at June 27, 1997,
  March 31, 1997, 1996 and 1995, respectively..................            (603)       (603)       (595)         (517)
                                                                      ---------   ---------   ---------    ----------
  Total Shareholders' Equity...................................          25,526      25,155      31,849        34,140
                                                                      ---------   ---------   ---------    ----------
Total Liabilities and Shareholders' Equity.....................       $  49,079   $  61,075   $ 170,313    $  146,581
                                                                      =========   =========   =========    ==========


              The accompanying notes are an integral part of these
                      consolidated financial statements.

                              DATAFLEX CORPORATION

                       CONSOLIDATED STATEMENTS OF EARNINGS

                                                           Three Months
                                                           Ended June 30,                 Years Ended March 31,
                                                      ------------------------  ---------------------------------------
                                                         1997           1996         1997        1996           1995
                                                      ---------- -------------  ------------  -----------   -----------
                                                            (Unaudited)

Revenue                                                               (In thousands, except per share data)
  Equipment......................................... $      31,337  $   75,952  $    227,660  $   422,533   $    246,532
  Services..........................................         3,241      10,079        27,415       49,569         27,319
                                                     -------------  ----------  ------------  -----------   ------------
Total Revenue.......................................        34,578      86,031       255,075      472,102        273,851
                                                     -------------  ----------  ------------  -----------   ------------

Cost of Revenue
  Equipment.........................................        27,758      67,377       201,561      378,490        220,711
  Services..........................................         2,869       8,285        22,474       41,102         21,853
                                                    --------------  ----------  ------------  -----------   ------------
Total Cost of Revenue...............................        30,627      75,662       224,035      419,592        242,564
                                                     -------------  ----------  ------------  -----------  -------------

  Gross Profit......................................         3,951      10,369        31,040       52,510         31,287

Selling, General and Administrative Expenses........         3,126       9,430        25,943       42,995         24,259
Amortization of Goodwill............................           105         191           677        1,265            594
 LOSS ON IMPAIRMENT OF ASSETS.......................            --          --         3,280           --             --
Restructuring and Other Charges.....................            --          --            --        5,353             --
                                                     -------------  ----------  ------------  -----------   ------------

  Operating Income..................................           720         748         1,140        2,897          6,434

Other Income (Expenses):
  Interest (Expense) Income, Net....................           (94)     (1,684)       (4,552)      (8,063)        (2,677)
  Loss on Dispositions of Businesses................            --          --        (8,980)      (4,632)            --

Income (LOSS) Before Income Taxes...................           626        (936)      (12,392)      (9,798)         3,757
Provision for (Benefit from) Income Taxes...........           248        (402)       (4,636)      (3,463)         1,617
                                                     -------------  ----------  ------------  -----------   ------------
  Net (Loss) Income................................. $         378  $     (534) $     (7,756) $    (6,335)  $      2,140
                                                     =============  ==========  ============  ===========   ============
Earnings (Loss) Per Common Share.................... $        0.06  $    (0.10) $      (1.35) $     (1.22)  $       0.45
                                                     =============  ==========  ============  ===========   ============
Weighted Average Common Shares Outstanding..........         6,149       5,482         5,731        5,214          4,733
                                                     =============  ==========  ============  ===========   ============






              The accompanying notes are an integral part of these
                      consolidated financial statements.

                              DATAFLEX CORPORATION

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                            Retained
                                                    Common Stock            Earnings          Treasury Stock
                                                ---------------------    -------------    -----------------------
                                                  Issued
                                                  Shares       Amount       Amount          Shares        Cost
                                                ----------  ---------    -------------    ---------   -----------
                                                               (In thousands, except per share data)

Balance at March 31, 1995.................      4,867,184      18,631         16,025        104,237         517

Exercise of Stock Options and Warrants....          6,000          30             --             --          --
Purchase of Treasury Stock.................            --          --             --          9,664          78
Issuance of Restricted Stock...............        72,225         240             --             --          --
Issuance of Common Stock...................       642,252       3,750             --             --          --
Reductions of Loans Receivable for
   Exercised Stock Options.................            --         103             --             --          --
Net Loss...................................            --          --         (6,335)            --          --
                                             ------------   ---------     ----------       --------   ---------

Balance at March 31, 1996.................      5,587,661   $  22,754     $    9,690        113,901   $     595

Purchase of Treasury Stock................             --          --             --          1,481           8
Exercise of Stock Options..................       104,989         378             --             --          --
Reductions of Loans Receivable.............        (1,481)        117             --             --          --
ISSUANCE OF COMMON STOCK...................       270,000         574             --             --          --
Net Loss...................................            --          --         (7,755)            --          --
                                             ------------   ---------     ----------       --------   ---------

BALANCE AT MARCH 31, 1997..................     5,961,169   $  23,823     $    1,935        115,382   $     603
                                             ============   =========     ==========       ========   =========
INCREASE IN LOANS RECEIVABLES.............             --          (7)            --             --          --
NET INCOME................................             --          --            378             --          --

BALANCE AT JUNE 30, 1997 (UNAUDITED)......      5,961,169      23,816          2,313        115,382         603




              The accompanying notes are an integral part of these
                      consolidated financial statements.

                              DATAFLEX CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        THREE MONTHS
                                                       ENDED JUNE 30,                 Years Ended March 31,
                                                     --------------------  --------------------------------------
                                                       1997        1996       1997          1996           1995
                                                     ---------  ---------  ---------     ----------   -----------
                                                         (Unaudited)
                                                                  (In thousands, except per share data)
Operating Activities:
Net (Loss) Income.................................    $   378   $ (534)    $  (7,756)    $   (6,335)  $    2,139
Adjustments to Reconcile Net (Loss) Income to Net
  Cash and Cash Equivalents:
  Depreciation and Amortization...................        255      808         2,306          4,895   $    2,594
  Amortization of Restricted Stock Grants.........         --       78            62             --           40
Loss on Dispositions of Businesses................         --       --         8,979          4,632           --
LOSS ON IMPAIRMENT................................         --       --         3,280             --           --
Restructuring and Other Charges...................         --       --            --          5,353           --
Changes in Assets and Liabilities:
  RESTRICTED CASH.................................      3,875       --        (3,875)            --           --
  Accounts Receivable.............................      1,410   12,992        35,613            704       (2,775)
  Income Taxes Receivable.........................        566    1,377)       (1,079)          (829)          --
  Inventory.......................................        226    3,816)       20,266          4,255       (9,839)
  Other Current Assets............................        904    3,138)        5,449          3,105       (7,514)
  DEFERRED TAXES..................................         --      939        (3,244)        (3,057)          --
  Other Assets....................................         --      132           (54)            89         (368)
  Accounts Payable................................     (3,000)   2,458)      (36,539)        (3,487)       8,111
  Accrued Expenses and Other Payables.............     (1,898)    (673)       (3,075)           507         (924)
  Income Taxes Payable............................         --       --            --           (176)          (9)
  Accrued Settlement..............................         --       --            --             --         (712)
  Other Long-Term Liabilities.....................         --      (15)         (225)          (209)          65
                                                      -------   ------     ---------     ----------   ----------
Net Cash and Cash Equivalents - Operating.........      2,716    7,062)       20,108          9,447       (9,192)
                                                      -------   ------     ---------     ----------   ----------
 Investing Activities:
  Capital Expenditures............................       (461)    (919)       (1,605)        (4,687)      (5,270)
  Proceeds From Sale Of Fixed Assets..............      3,800   40,730         5,049             --           --
  Proceeds From Sale Of Discontinued
OPERATIONS........................................         --       --        41,117             --           --
  Net Assets Held for Sale........................         --       --        (2,089)       (36,622)          --
  Acquisition of Businesses, Net of Cash and
Cash
    Equivalents Acquired..........................         --       --            --         (1,215)     (19,604)
                                                      -------   ------     ---------     ----------   ----------
Net Cash and Cash Equivalents - Investing.........      3,339    9,811        42,472        (42,524)     (24,874)
                                                      -------   ------     ---------     ----------   ----------
Financing Activities:
  Proceeds from Issuance of Notes Payable.........         --   40,855            --             --           --
                                                          ---
  Payments of Notes PAYABLE/SHORT-TERM DEBT.......     (7,321)   2,307)      (10,862)        28,123       23,371
  PAYMENTS ON Long-Term Borrowings................       (148)     (22)      (50,921)           (88)         (29)
  Proceeds from Common Stock and Options..........         --       55           379             30          153
  Purchase of Treasury Stock......................         --       --            (8)           (79)          85
  RECEIPTS ON OFFICER'S LOANS RECEIVABLE..........         --      235            --             --           --
  Payments on Officers Loans Receivable for                                                                  131
    Exercised Stock Options.......................         (7)      --            55             --
                                                      -------   ------     ---------     ----------   ----------
Net Cash and Cash Equivalents - Financing.........     (7,476)   1,184)      (61,357)        27,986       23,709
                                                      -------   ------     ---------     ----------   ----------
Net (Decrease) Increase in Cash and Cash
Equivalents.......................................     (1,421)   1,565)        1,223         (5,091)     (10,357)
Cash and Cash Equivalents - Beginning of Year.....      1,722      499           499          5,590       15,947
                                                      -------   ------     ---------     ----------   ----------
Cash and Cash Equivalents - End of Year...........    $   301   $2,064     $   1,722     $      499   $    5,590
                                                      =======   ======     =========     = ========   ==========

              The accompanying notes are an integral part of these
                      consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

         Dataflex Corporation ("Dataflex" or "the Company") was incorporated in the State of New Jersey in April 1976. Dataflex provides desktop computing solutions and services including product sales, system integration, network installation, help desk support, training, consultation services and equipment repair maintenance. The Company serves primarily large business organizations with diverse desktop computing requirements located primarily in the Southeastern United States.

         PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

         REVENUE RECOGNITION--Sales of computer equipment are recorded upon shipment to customers. Services contract revenue is generally recognized when services are performed ratably over the contract period. The Company allows its customers to return products for exchange or credit subject to certain limitations. Provision for estimated losses on such returns are recorded at the time of sale (see Product Warranty below). Funds received from vendors for marketing programs and product rebates are accounted for as a reduction of selling, general and administrative expenses or product cost according to the nature of the program.

         Product Warranty--The Company does not offer warranty coverage. However, to promote customer goodwill, the Company facilitates vendor warranty policies by accepting for exchange (with the Company's prior approval) defective products within 30 days of invoicing. Defective products received by the Company are subsequently returned to the vendor for credit or replacement.

         Concentration of Credit Risk--The Company sells its products to a large base of corporate and government agencies located throughout the Southeastern United States. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company makes provisions for estimated credit losses at the time of sale.

         No single customer accounted for greater than 10% of the Company's revenue during the three years ended March 31, 1997.

         ** 1 Sales of products from one vendor constituted approximately 31%, 31% and 23% of the Company's revenue during the years ended March 31, 1997, 1996, and 1995, respectively. Another vendor's products comprised 13%, 13% and 15% of the Company's revenue during the same three year period.

         INCOME TAXES--The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax consequences of events that have been recognized in the Company's financial statements or tax returns.

         EARNINGS (LOSS) PER SHARE--Earnings (loss) per share are calculated by dividing net income (loss) by the weighted average common shares and, when their effect is dilutive, common share equivalents outstanding during the year. Weighted average common shares outstanding for the years ended March 31, 1997, 1996 and 1995 were 5,731,368, 5,213,711, and 4,732,571, and included common stock equivalents of 425,797 for the year ended March 31, 1995.

         In February 1997, the Financial Accounting Standards Board issued two standards which will be applicable to the Company in fiscal year 1998: No. 128, Earning Per Share and No. 129, Disclosure of Information About Capital Structure. The effects of these standards are expected to result in the disclosure of Basic Earnings Per Share of $(1.35) and $(1.22) for 1997 and 1996, respectively, and Diluted Earnings Per

Share of $(1.35) and $(1.22) for 1997 and 1996, respectively. In addition, additional disclosure regarding the Company's capital structure may be required.

         CASH AND CASH EQUIVALENTS--For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

         Restricted Cash--Restricted cash represents amounts held in escrow pending final settlement of sales agreements involving the disposition of certain of the Company's former operating divisions (Note 3).

         INVENTORY--Inventory is stated at the lower of cost or market. Cost is determined on a specific cost basis for equipment and average cost for spare parts. Discretionary subsidies received from manufacturers are recorded as reductions in the inventory value or, if the product to which the subsidy relates has been sold, as reductions in the cost of revenue.

         ASSETS HELD FOR SALE--Assets held for sale represents the estimated fair market value of the net assets of the Company's Apple, K-12 contract. Non-current assets held for sale reflects land and buildings in Clearwater, Florida.

         PROPERTY AND EQUIPMENT, NET--Property and equipment are stated at cost. Depreciation and amortization are computed by use of the straight-line method. Depreciation is based on the estimated useful life of the various assets which range from three to forty years. Leasehold improvements are amortized over the shorter of the life of the lease or their estimated useful life.

         GOODWILL--Goodwill represents the excess of purchase price over the fair value of net assets acquired and liabilities assumed and is being amortized over 25 years using the straight-line method. Accumulated amortization was $1,661,214 and $1,023,354 at March 31, 1997 and 1996,
respectively. The Company evaluates, on a regular basis, whether events and circumstances have occurred that indicate the carrying amount of goodwill may warrant revisions or may not be recoverable. At March 31, 1997, the net unamortized balance of goodwill is not considered to be impaired. A reduction in goodwill of $10,030,000 was recorded during Fiscal 1997 in connection with the disposition of certain assets and the payment of certain amounts under previously executed purchase agreements. (Notes 2 and 3).

         FAIR VALUE OF FINANCIAL INSTRUMENTS--Financial instruments that are subject to fair value disclosure requirements (cash equivalents, accounts receivable, accounts payable and debt) are carried in the consolidated financial statements at amounts that approximate fair value.

         USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2:  ACQUISITIONS

         Effective April 1, 1994, the Company acquired substantially all of the assets and assumed substantially all of the liabilities of Granite Computer Products, Inc. ("Granite"), a reseller of computer products located in Alameda, California, for $9,514,200 in cash.

         Effective June 1, 1994, the Company acquired substantially all of the assets and assumed substantially all of the liabilities of Advantage Systems, Inc. ("Advantage"), an Entre Computer franchise of Intelligent Electronics, in exchange for $2,250,000 in cash, a $1,000,000 convertible redeemable note, 71,397 shares of the Company's common stock with an aggregate market value of $500,000 and a contingent payment based upon the future earnings of Advantage for a three-year period. The $1,000,000 convertible redeemable note bears interest at 6% per annum and could have been converted at any time through the maturity date of May 31, 1997 into 100,000 shares of the Company's common stock, which would have been valued at the closing price on the date of conversion. The note has been assumed by the purchaser of the Midwestern region.

         Effective November 1, 1994, the Company (through its wholly-owned subsidiary Dataflex Southwest Corporation) acquired substantially all of the assets and assumed substantially all of the liabilities of Hagen Computer Systems, Inc. ("Hagen"), an Entre Computer franchise of Intelligent Electronics, located in Tucson, Arizona, for $416,000 in cash.

         Effective January 1, 1995, the Company acquired substantially all of the assets and assumed substantially all of the liabilities of National Data Products Inc. ("NDP"), a reseller of computer products based in Clearwater, Florida, for $6,200,000 in cash, $3,500,000 in subordinated notes with an interest rate of 9%, 625,000 shares of the Company's common stock with an aggregate market value of approximately $4,200,000, and a contingent payout based on the future earnings of the Company over a seven year period. The contingent payout for Fiscal 1997 was $320,000.

         Effective July 1, 1995, the Company acquired substantially all of the assets and assumed substantially all of the liabilities of Valtron Technologies, Inc. ("Valtron"), a disk drive repair and reseller located in Valencia, California, for 642,252 shares of the Company's common stock with an approximate aggregate market value of $3,400,000 and two subordinated notes aggregating $1,000,000. The notes bear interest at 9% per annum.

         These acquisitions have been accounted for under the purchase method and, accordingly, the operating results of Granite, Advantage, Hagen, NDP and Valtron have been included in the consolidated operating results since the dates of their respective acquisitions.

         The cost of the acquisitions has been allocated on the basis of the fair market value of the assets acquired and the liabilities assumed. The allocation resulted in goodwill of approximately $34,086,000 which is being amortized over 25 years on a straight-line basis.

         The unaudited pro forma consolidated condensed results of operations listed below give effect to certain adjustments, and assume the acquisitions occurred at the beginning of each period presented.

                                              For the Year
                                             Ended March 31,
                                                  1995
                                         ----------------------
                                             (In thousands,
                                         except per share data)
Revenue                                           $383,984
Gross Profit                                        46,393
Net Income                                           3,777
Earnings Per Common Share                         $    .72

         The pro forma information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the Granite, Advantage, Hagen and NDP acquisitions been consummated as of the beginning of the periods above, nor are they necessarily indicative of future operating results.

         On August 19, 1994, the Company acquired all of the issued and outstanding common stock of Sunland Computer Services, Inc. ("Sunland"), a reseller and service provider of computer products based in Tempe, Arizona, in exchange for 640,013 shares of the Company's common stock with an aggregate market value of

$4,800,000. The acquisition was accounted for as a pooling of interests and, accordingly, the accompanying consolidated financial statements have been restated to include the accounts and operations of Sunland for all periods presented.

NOTE 3:  DISPOSITIONS OF BUSINESSES

         In March 1996, the Company decided to exit its operations in its Western region, which consists primarily of the Granite, Hagen and Sunland acquisitions completed during Fiscal 1995, and its Valtron division, an acquisition completed in Fiscal 1996 (Note 2). The Western region had combined revenues of $155,343,000, $98,816,000 and $19,968,000 for fiscal years 1996,
1995 and 1994, respectively.

         In connection with these planned dispositions, the Company recorded a loss on disposal of $4,632,000, representing the aggregate difference between the carrying value of the net assets of these businesses and the estimated fair value of these businesses. The estimated fair market value of the net assets of the businesses to be disposed of are included in "Net Assets Held for Sale" in the March 31, 1996 Consolidated Balance Sheet.

         On May 24, 1996, the Company completed the sale of substantially all of the assets and the transfer of substantially all the liabilities of the Western region, excluding Valtron, to Vanstar Corporation for approximately $42 million in cash, including $5 million placed in escrow pending future adjustments as described in the agreement. The cash received was used to reduce the Company's accounts payable and interest-bearing obligations on its credit facility with IBM Credit Corporation in the amount of $9.3 million and $27.7 million, respectively. The purchase price was subject to adjustment based primarily on the expected realizability of certain assets as defined in the agreement. In January 1997, the Company received approximately $1.1 million in cash and $400,000 in vendor receivables in settlement of the $5.0 million escrow held by Vanstar.

         On June 5, 1996, the Company announced an agreement to sell substantially all the assets and the transfer of substantially all the liabilities of its Valtron division to Valtron's President and a group of investors. The agreement, finalized in July, is for $2,900,000 in cash, $750,000 in forgiveness of a Note payable to Valtron and receipt of a note of $850,000, bearing interest at 9%. The note is payable in two installments in July 1998 and July 1999. The estimated loss on this sale, based on the purchase price outlined in the agreement, is included in the Consolidated Statement of Earnings for Fiscal 1996 described above.

         On October 4, 1996, the Company sold substantially all of the assets and the transfer of certain liabilities of its Midwestern and Eastern operating regions to GE Capital for approximately $43.5 million, including $5 million placed in escrow pending final settlement as provided for in the agreement. The Company used the $38.5 million received in Fiscal 1997 to reduce its accounts payable and interest bearing debt with IBM Credit Corporation. The Company received approximately $3.8 million of the escrow in Fiscal 1998, which was used to reduce the Company's short-term debt. The Company also received approximately $1.9 million in accounts receivable of the former Midwestern and Eastern regions.

         In connection with this disposition, the Company recorded a loss of $8,978,970 in Fiscal 1997, representing the aggregate loss on the disposition of these businesses and the estimated fair value of these businesses. $2,748,995 of this loss on disposition was recorded in the fourth quarter of Fiscal 1997 after the Company received a final settlement of the assets held for sale.

      The unaudited pro forma consolidated condensed results of operations listed below give effect to certain adjustments, and assume the dispositions occurred at the beginning of each period presented.

                                         For the Years Ended March 31,
                                     -----------------------------------
                                          1997                   1996
                                     ------------             ----------
                                     (In thousands, except per share data)
     Revenue                            $166,615              $141,851
     Gross Profit                         22,893                17,884
     Net Income                            1,497                   682
     Earnings Per Common Share          $    .26              $    .13


      The pro forma information is presented for information purposes only and is not necessarily indicative of the operating results that would have occurred had the Western, Midwestern and Eastern dispositions been consummated as of the beginning of the periods above, nor are they necessarily indicative of future operating periods.

NOTE 4:  LOSS ON IMPAIRMENT OF ASSETS

      On April 18, 1997, the Company completed the sale of certain assets of its Education Division to Computer Plus for approximately $4.4 million, including a $150,000 escrow pending the future settlement of contingencies as described in the agreement. The estimated fair market value of the net assets of the business to be disposed are included in "Net Assets Held for Sale" in the March 31, 1997 Consolidated Balance Sheet. The proceeds from the sale were used to reduce the Company's short-term debt. The Company recorded a loss on impairment of assets of $2,941,185 related to this transaction.

      The Company also recorded a loss on impairment of assets of $339,040 on the proposed sale of certain land and buildings. In June 1997, the Company preliminarily accepted an offer of approximately $1.0 million to sell its headquarters located in Clearwater, Florida. The estimated fair market value of the net assets to be disposed of are included in "Assets Held for Sale--Long-Term" at March 31, 1997.

NOTE 5:  INVENTORY

         Inventory consists of:

                                                March 31,
                                         ----------------------
                                          1997           1996
                                         ------        --------
                                            (In thousands)
Finished Goods                           $5,303        $ 21,989
Spare Parts                                 186           3,766
                                         ------        --------
                                         $5,489        $ 25,755
                                         ======        ========

NOTE 6:  PROPERTY AND EQUIPMENT, NET

         Property and equipment, is as follows:

                                                   March 31,
                                           -------------------------
                                             1997             1996
                                           -------          --------
                                                 (In thousands)
Land                                       $    209         $    684
Buildings                                       811            1,912
Furniture and Equipment                       3,658           10,422
Transportation Equipment                         53              174
Leasehold Improvements                           51            1,244
                                           --------         --------
                                           $  4,782         $ 14,436
Less:  Accumulated Depreciation              (2,074)          (4,999)
                                           --------         --------
                                           $  2,708         $  9,437
                                           ========         ========



         Depreciation and amortization expense amounted to $2,198,546, $3,315,000 and $1,968,000 for the years ended March 31, 1997, 1996 and 1995, respectively.

NOTE 7:  LOANS RECEIVABLE FROM PERSONNEL

         Loans receivable from employees of $386,533 and $533,000 at March 31, 1997 and 1996, respectively, includes various loans made to certain employees during fiscal years 1987 through 1996related to the exercise of stock options. These loans bear interest at rates ranging from 6% to prime plus 1.5% per annum and are payable upon demand.

         Total interest income from employees' loans amounted to $14,790, $41,000 and $45,000 for the years ended March 31, 1997, 1996 and 1995, respectively.

NOTE 8:  SUPPLEMENTARY CASH FLOW INFORMATION

         The following is a summary of supplementary cash flow information:

                                                              For the Years Ended March 31
                                                      ----------------------------------------------
                                                        1997               1996               1995
                                                      --------           --------           --------
                                                                       (In thousands)

Interest Paid                                         $  5,145             $7,381            $ 2,403
Income Taxes Paid                                           --                624              1,636
Noncash Investing and Financing Activities:                 --
  Issuance of Notes Receivable for                          --                 --                102
    Common Stock
  Issuance of Common Stock in Exchange                      --                 --                208
    for Notes Payable
  Capitalized Tax Benefit for Exercise                      --                 --                 26
    of Options
BUSINESS ACQUISITIONS:
  Accounts Receivable Acquired                              --              1,503             34,346
  Inventory Acquired                                        --                899              9,784
  Fixed Assets Acquired                                     --                858              4,322
  Other Assets Acquired                                     --                 40                925
  Debt Issued and Liabilities Assumed                       --              2,339             51,479
  Common Stock Issued                                       --              3,750              4,719
  Common Stock Issued in Legal                         270,000                 --                 --
    Settlement (shares)

NOTE 9:  CREDIT FACILITY

         On December 28, 1994, the Company executed Inventory and Working Capital Agreements with IBM Credit Corporation (the "Agreements"), secured by substantially all of the assets of the Company. Interest charged under the Agreements ranges from LIBOR plus 4.25% to LIBOR plus 4.875% on outstanding borrowings. Other charges include monthly fees of $3,750 and an annum renewal fee of $25,000. This credit facility was replaced during Fiscal 1997.

         On December 18, 1996, the Company executed a two year $38.0 million financing agreement with NationsCredit and NationsBank. The new facility reduces interest rates to LIBOR plus 2.25% for working capital loans. The structure of the short-term debt includes a revolving line of credit and an inventory financing agreement. The debt is collateralized by the Company's accounts receivable and inventory. Amounts due under the facility totalled $20,374,713 as of March 31, 1997.

         The Line of Credit contains certain financial covenants, including covenants requiring the Company to maintain a minimum tangible net worth, maintain a minimum interest coverage ratio, maintain various minimum financial ratios and limit the amount of capital expenditures. In addition, the Line of Credit prohibits the Company, under certain conditions, from making cash dividends and distributions and from redeeming shares of its capital stock for cash in excess of $1,000,000 in any fiscal year.

NOTE 10: LONG-TERM DEBT

         Long-Term Debt Consists of the following:

                                                                    March 31,
                                                            ------------------------
                                                              1997            1996
                                                            --------        --------
                                                                  (In thousands)
Mortgage note payable to a bank, payable in                 $    793        $    851
monthly installments of $5,267 plus interest at
the bank's prime rate plus 1% (9.25% at March 31,
1997) with the remaining balance due January 10,
2000, collateralized by land and buildings

Mortgage note payable to a bank, payable in                      307             337
monthly installments of $2,066 plus interest at
the bank's prime rate plus 1% (9.25% at March 31,
1997) with the remaining balance due January 10,
2000, collateralized by land and buildings

Convertible Promissory Note, payable in full on                    0           1,000
June 1, 1997, with interest due quarterly at an
interest rate of 6%.

Promissory Note, payable in full on January 10,                2,000           2,000
2002, with interest due quarterly at an interest
rate of 9%

Promissory Note, payable in full on January 10,                1,500           1,500
1998, with interest due quarterly at an interest
rate of 9%

Payable to IBM Credit Corp. (Note 9)                               0          81,236

Miscellaneous Notes Payable                                      272             105
                                                            --------        --------
                                                               4,872          87,029

Less:  Current portion of long-term debt                       1,730          32,967
                                                            --------        --------
                                                            $  3,142        $ 54,062
                                                            ========        ========

Aggregate principal payments for the next five years subsequent to March 31, 1997 are as follows:

                                    Year Ended March 31,
                                      (In thousands)
                         --------------------------------------
                         1998                             1,730
                         1999                               139
                         2000                               966
                         2001                                37
                         2002                             2,000
                                                    -----------
                                                    $     4,872

NOTE 11: LEASES

         The Company leases various facilities and equipment under noncancelable lease arrangements which expire at various dates during the next five years, excluding renewal options. In addition, the Company is generally responsible for real estate taxes, utilities, insurance and maintenance expenses which relate to its facilities.

         Future minimum lease payments applicable to noncancelable operating leases are as follows:

                                                       Operating
                 Year Ended March 31,                    Leases
             -------------------------------         --------------
                                                     (In thousands)
                         1998                           $ 279
                         1999                             238
                         2000                             205
                         2001                             174
                         2002                              87




         Rental expense amounted to $1,069,017, $1,482,857 and $1,147,325 for the years ended March 31, 1997, 1996 and 1995, respectively.

NOTE 12: INCOME TAXES

         The composition of the (benefit from) provision for income taxes is as follows:

                                                  For the Years Ended March 31,
                                               -----------------------------------
                                                 1997          1996          1995
                                               --------      --------      -------
Current Taxes:                                              (In thousands)
  Federal                                      $(1,392)      $  (407)       $1,235
  State                                             --            --           320
                                               -------       -------        ------
                                                (1,392)         (407)        1,555
Deferred Taxes:
  Federal                                       (2,902)       (2,682)           46
  State                                           (342)         (374)           16
                                               -------       -------        ------
(Benefit from) Provision for Incomes Taxes     $(4,636)      $(3,463)       $1,617
                                               =======       =======        ======




         A reconciliation of the federal statutory rate with the Company's effective tax rate is as follows:

                                                  For the Years Ended March 31,
                                               -----------------------------------
                                                 1997          1996         1995
                                               --------      --------     --------
                                                          (In thousands)

Income Taxes at Federal Statutory Rate         $(4,213)      $(3,331)      $1,277
State Taxes, Net of Federal Taxes                 (423)          (77)         221
Other                                               --           (55)         119
                                               -------       -------       ------
(Benefit from) Provision for Income Taxes      $(4,636)      $(3,463)      $1,617
                                               =======       =======       ======

         Deferred tax assets (liabilities) arise due to the recognition of income and expense items for tax purposes in periods which differ from those used for financial statement purposes. The tax effects of significant temporary differences which comprise the net deferred tax liability at March 31, 1997 and 1996 are as follows:

                                                              March 31,
                                                         ------------------
                                                           1997       1996
                                                         -------    -------
                                                            (In thousands)
                  Net Operating Loss                     $ 6,124    $    --
                  Accounts Receivable Reserves               270        177
                  Vacation Reserve                           112        110
                  Uniform Inventory Capitalization           117        172
                  Loss on Dispositions of Businesses       1,190      1,850
                  Restructuring and Other Charges             --      2,138
                  Other Deferred Tax Assets                  165        140
                                                         -------    -------
                  Deferred Tax Assets                      7,978      4,587
                                                         -------    -------
                  Accelerated Depreciation                  (404)      (543)
                  Accelerated Amortization of Goodwill      (890)      (604)
                                                         -------    -------
                  Deferred Tax Liabilities                (1,294)    (1,147)
                                                         -------    -------
                  Deferred Tax Assets Valuation             (500)      (500)
                                                         -------    -------
                  Net Deferred Tax Asset (Liability)     $ 6,184    $ 2,940
                                                         =======    =======

         A valuation allowance has not been recorded for deferred tax assets, other than against certain state income tax net operating losses, as management believes that the Company will generate sufficient future taxable income to utilize the Federal deferred tax assets.

         As of March 31, 1997, the Company has a net operating loss carryforward of approximately $14.5 million which expires in 2012. If certain substantial changes in the Company's ownership should occur, there could be an annual limitation on the amount on the carryforward which can be utilized.

NOTE 13: RESTRUCTURING AND OTHER CHARGES

         During the fourth quarter of Fiscal 1996, the Company recorded restructuring and other charges of $5,352,809, primarily related to write-downs of inventory and spare parts, employee termination benefits and write-offs of the value of computer systems to be replaced. The restructuring program was driven by the need to refocus operations along more profitable business lines, consolidate operations and implement upgraded computer systems. The Company planned personnel reductions of approximately 30 individuals in operational, administrative and executive areas. The Company recorded a provision of $1,200,000 for the estimated level of employee termination benefits in the accompanying March 31, 1996 Consolidated Balance Sheet. At March 31, 1997, the Company has completed its personnel reductions and other planned restructurings.

NOTE 14: COMMITMENTS AND CONTINGENCIES

         The Company's employment contracts with three employees provide for base annual salaries aggregating approximately $729,000 per year. The contracts for the employees expire between January 1998 and December 1999. In Fiscal 1997, one employee voluntarily reduced his compensation from $225,000 to $1 plus $60,000 in premiums on a life insurance policy.

         In August 1996, the Company and Richard C. Rose were named as defendants in a suit filed in state court in New Jersey, by Gordon McLenithan, a former executive officer of the Company. Mr. McLenithan alleges that the Company failed to pay him an amount allegedly owned to Mr. McLenithan upon a change in control of the Company. Mr. McLenithan also charges Mr. Rose with defamation and interference with contractual relations. The lawsuit is in the initial stages of litigation and the Company has denied Mr. McLenithan's allegations and intends to vigorously contest the suit. The Company is currently unable to predict the outcome of this lawsuit.

         In November 1996, the Company was named in a suit filed in state court in New Jersey by a former employee of the Company. The former employee seeks damages for breach of the duty of good faith and fair dealing, and for sex discrimination in violation of the New Jersey Law Against Discrimination, alleging that the Company terminated her from her position as an Account Executive on or about January 15, 1996 to avoid paying her commissions to which she was entitled under her Compensation Plan, and because of her gender. The lawsuit is in the initial stages of litigation. The Company has denied the former employee's allegations and intends to vigorously contest the suit. The Company is currently unable to predict the outcome of this lawsuit.

         Other claims, suits and complaints arise in the ordinary course of the Company's business. In the opinion of Company management, such pending matters are without merit or are of such kind, or involve such amounts, as would not have a material adverse effect on the financial position or results of operations of the Company.

NOTE 15: STOCK OPTIONS

         The Company maintains two incentive stock option plans (the "ISO Plans"), and five incentive and nonqualified stock option plans (the "NQSO Plans"). The 1989, 1990, 1991, 1992 and 1994 Plans provide for the grant of both incentive stock options and nonqualified stock options to employees of the Company. The grant prices of the various stock option plans range from $2.03 to $8.75.

         Shares of Common Stock have been reserved and issued under the above plans as follows:

             Stock Option Plan
                  Granted             Shares Reserved         Shares Granted
             -----------------        ---------------         --------------
                  1989 Plan                400,000                       0
                  1990 Plan                160,000                 110,250
                  1991 Plan                200,000                  50,000
                  1992 Plan                400,000                 372,750
                  1994 Plan                800,000                 622,722

         The ISO Plans and the 1989, 1991, 1992 and 1994 Plans provide for the discretionary grant of options to purchase Common Stock at a price determined by the Compensation Committee of the Board of Directors but, in the case of incentive stock options, at a price not less than the fair market value thereof on the date of grant. The options, by their terms, must be exercised within ten years from the date on which they are granted or within 90 days of employment termination.

         All options fully vest at the date of grant except for stock options granted under the 1989, 1991, 1992 NQSO Plans, which vest 25% per year beginning one year after the grant date, and the 1994 NQSO Plan, which vests 25% on the grant date and 25% each year beginning one year after grant date. Under certain circumstances, options can vest immediately at the discretion of the Company's Board of Directors.

         On September 2, 1994, in connection with the appointment of a member to the Company's Board of Directors, the Company granted options for 10,000 shares of Common Stock to the board member at its then fair market value of $7.125 per share. These options vest 25% per year beginning one year after date of grant. The options, by their terms, must be exercised within ten years from the grant date or within 90 days of termination from the Board of Directors.

         On April 6, 1994, in connection with the acquisition of Granite(Note
2), the Company granted a total of 300,000 shares to four Granite associates. The options were granted at their then fair market value of $7.00 per share. These options vest 25% per year beginning one year after date of grant. The options, by their terms, must be exercised within ten years from the date of grant or within 90 days of employment termination. These shares expired 90 days subsequent to the sale of the Western region.

         Information concerning options outstanding as of March 31, 1997, 1996 and 1995 is as follows:

                                                         For the Years Ended March 31,
                               -------------------------------------------------------------------------------
                                        1997                          1996                         1995
                               ---------------------         --------------------          -------------------
                                            WEIGHTED                     WEIGHTED                     WEIGHTED
                                             AVERAGE                      AVERAGE                      AVERAGE
                                            EXERCISE                     EXERCISE                     EXERCISE
                                 SHARES       PRICE            SHARES      PRICE             SHARES     PRICE
                               ---------    --------         ---------   --------          ---------  --------
Outstanding at Beginning       2,070,280       5.76          1,713,019      6.16           1,147,000     4.86
Granted                          606,022       2.42            516,325      6.11             639,000     7.24
Exercised                         67,432       4.28              6,000      4.81              29,000     5.11
Cancelled                      1,452,148       6.00            153,064      7.34              44,000     4.95
                               ---------                     ---------                     ---------
Outstanding at End             1,156,722       3.79          2,070,280      5.76           1,713,000     5.65
                               ---------                     ---------                     ---------
Exercisable                      529,488       5.08          1,001,064      5.51             534,000     5.51
Available for Grant at End       803,278         --             30,926        --             388,206       --


                     OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
--------------------------------------------------------         ------------------------
                                  WEIGHTED
                                  AVERAGE       WEIGHTED                         WEIGHTED
                     NUMBER      REMAINING       AVERAGE            NUMBER        AVERAGE
    RANGE OF      OUTSTANDING   CONTRACTUAL     EXERCISE         EXERCISABLE     EXERCISE
 EXERCISE PRICE    AT 3/31/97   LIFE (YEARS       PRICE           AT 3/31/97       PRICE
---------------   -----------   -----------     --------         -----------     --------
  $2.00 - $5.00      940,772         9.1          $3.30             386,563         4.82
  $5.01 - $9.00      215,950         6.3           5.94             142,925         5.80
                   ---------                                        -------
                   1,156,722         8.0           3.79             529,488         5.08
                   =========                                        =======

PRO FORMA EFFECT OF STOCK COMPENSATION PLANS

         Had the compensation cost for the Company's stock option plans and employee stock purchase plan been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed by State of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net income and income per common share on a pro forma basis would have been:

                                                                Year ended March 31,
                                                      --------------------------------------
                                                        1997                          1996
                                                      --------                      --------
                                                      (In thousands, except per share data)
         Net income (loss)                            $(7,884)                      $(6,626)
         Net income (loss) per common share             (1.38)                        (1.27)

         The preceding pro forma results were calculated with the use of the Black Scholes option-pricing model. The following assumptions were used for the years ended March 31, 1997 and 1996, respectively: (1) risk free interest rates of 6.08% And 6.96%; (2) dividend yield of 0.0% and 0.0%; (3) expected lives of and 2.5 years, and (4) volatility of 110% and 71%. Results may vary depending on the assumptions applied within the model.

         Options exercised during the years ended March 31, 1997 and March 31, 1996 ranged in exercise prices from $4.50 to $5.85.

NOTE 16: EMPLOYEE BENEFITS

         The Company has a 401(k) Plan which covers all employees who have completed ninety days of service and are at least twenty-one years of age. Personnel may contribute from 1% to 15% of their annual compensation subject to the limitation imposed by law. Employee contributions of up to 6% of each covered employees' compensation are matched at a percentage determined each year by the Company. The maximum matching percent during fiscal years 1997, 1996 and 1995 was 20%, resulting in Company contributions of $141,000, $235,000 and $85,000, respectively.

NOTE 17: PREFERRED STOCK

         In September 1995, the Company's shareholders approved the resolution proposed by the Board of Directors to amend Article Fourth of the Company's Certificate of Incorporation to authorize the Company to issue 10,000,000 shares of Preferred Stock, without par value. As of March 31, 1997, there are no issued shares of Preferred Stock.

NOTE 18: QUARTERLY FINANCIAL DATA (UNAUDITED)

         Unaudited quarterly financial data for the fiscal years ended March 31, 1997 and 1996 is as follows:

                                     1st Qtr        2nd Qtr        3rd Qtr          4th Qtr
                                    --------       --------       --------           -------
FY 1997:                                    (In thousands, except per share data)
Revenue                             $ 86,031       $ 83,875       $ 40,993           $  4,176
Gross Profit                          10,369          9,531          5,672              5,468
Net Income (Loss)                       (533)        (4,145)           257             (3,335)(2)
Earnings (Loss) Per Share           $  (0.10)      $  (0.75)      $   0.04           $  (0.54)

FY 1996:
Revenue                             $110,325       $107,844       $122,635           $131,298 (1)
Gross Profit                          11,900         12,774         13,674             14,162
Net (Loss) Income                        309            142            153             (6,939)
Earnings (Loss) Per Share           $   0.06       $   0.03       $   0.03           $  (1.34)


(1) Includes a $6,229,975 loss on disposition on the sale of the Company's Midwestern and Eastern regions.

(2) Includes a $3,280,225 million write-off of impaired assets related to the sale of the Company's Education Division and proposed sale of land and buildings and $2,748,905 million related to the sale of the Midwestern and Eastern regions.

(3) Includes $9,985,000 pre-tax charges for restructuring and loss on disposition.

================================================================================

No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of an offer to buy the shares of Common Stock by anyone in any jurisdiction in which such an offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                                TABLE OF CONTENTS

                                                 Page
                                                 ----
Prospectus Summary.............................    2
Risk Factors...................................    5
Use of Proceeds................................    9
Price Range of Common Stock....................    9
Dividend Policy................................    9
Capitalization.................................   10
Selected Consolidated Financial Data...........   11
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................   12
Business.......................................   19
Management.....................................   25
Certain Transactions...........................   31
Principal and Selling Shareholders.............   32
Description of Capital Stock...................   34
Plan of Distribution...........................   37
Legal Matters..................................   38
Experts........................................   38
Available Information..........................   38
Index to Financial Statements
  and Schedule.................................  F-1

================================================================================
================================================================================



                                 270,000 SHARES



                              DATAFLEX CORPORATION



                                  Common Stock




                                 --------------
                                   PROSPECTUS
                                 --------------








                                OCTOBER 28, 1997

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. -- Other Expenses of Issuance and Distribution.

         The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder.

Securities and Exchange Commission registration fee...................  $   280
Copying and engraving expenses.......................................     5,000*
Accounting fees and expenses..........................................   35,000*
Legal fees and expenses...............................................   25,000*
Blue Sky fees and expenses............................................    1,135*
Miscellaneous.........................................................    5,585*
                                                                        -------
         Total........................................................   72,000*
                                                                        =======



--------------
*   Estimated.


ITEM 14. -- Indemnification of Directors and Officers.

         The Company is a Florida corporation. The Florida Business Corporation Act ("FBCA") provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his conduct was unlawful. In the case of proceedings by or in the right of the corporation, the FBCA provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he is or was a director or officer of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding including any appeal thereof, provided that such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable to the corporation unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the FBCA provides that the corporation is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the FBCA further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the FBCA or the corporation's articles of incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The Company's Bylaws provide that the Company shall indemnify any director, officer, employee or agentor any former director, officer, employee or agent to the full extent permitted by Florida law.

         The Company has purchased insurance with respect to, among other things, any liabilities that may arise under the statutory provisions referred to above.

ITEM 15. -- Recent Sales of Unregistered Securities.

         In March 1997, 270,000 shares were issued to six former shareholders of Sunland in settlement of certain litigation, in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended.

ITEM 16. -- Exhibits and Financial Statement Schedules.

         (a) Exhibits

EXHIBIT NO.       DESCRIPTION
    3.1           The Company's Amended and Restated Articles of
                  Incorporation.************

    3.2           The Company's Bylaws.************

    4             Specimen of stock certificate for shares of Common Stock.*

    5.1           Opinion of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel.+

    5.2           Opinion of Holland & Knight LLP.

    10.1          Dealer Agreement entered into February 7, 1997, between
                  International Business Machines Corporation and the Company.+

    10.2          Dealer Agreement between Hewlett-Packard Company and the
                  Company.+

    10.3          Dealer Agreement entered into August 26, 1996, between Apple
                  Computer, Inc. and the Company.+

    10.4          Dealer Agreement dated January 14, 1997 between Apple
                  Computer, Inc. and the Company.+

    10.5          Dealer Agreement dated August 2, 1990 between COMPAQ Computer
                  Corporation and the Company.+

    10.6          1987 Incentive Stock Option Plan.*

    10.7          1989 Incentive and Non-Qualified Stock Option Plan.*

    10.8          Salary Savings Plan and Trust of Dataflex Corporation dated
                  December 21, 1989.*

    10.9          1990 Senior Management Incentive and Non-Qualified Stock
                  Option Plan.*

    10.10         Stock Option Agreement for 1989 Incentive and Non-Qualified
                  Stock Option Plan by and between the Company and Richard C.
                  Rose.*

    10.11         Stock Option Agreement for 1989 Incentive and Non-Qualified
                  Stock Option Plan by and between the Company and Gordon J.
                  McLenithan.*

    10.12 Stock Option Agreement for 1990 Senior Management Incentive and Non-Qualified Stock Option Plan by and between the Company and Richard C. Rose.*

    10.13 Stock Option Agreement for 1990 Senior Management Incentive and Non-Qualified Stock Option Plan by and between the Company and Gordon J. McLenithan. *

    10.14         Asset Purchase Agreement between the Company and Granite
                  Computer Products, Inc. dated March 21, 1994.**

    10.15         Asset Purchase Agreement between the Company and Advantage
                  Systems, Inc. dated May 23, 1994.***

    10.16         1991 Incentive and Non-Qualified Stock Option Plan.

    10.17         Asset Purchase Agreement between Dataflex Corporation and
                  National Data Products, Inc. dated November 17, 1994.****

    10.18 Stock Purchase Agreement between Dataflex Corporation, the sellers named therein and Sunland Computer Services, Inc.
                  dated August 19, 1994.*****

    10.19         1992 Incentive and Non-Qualified Stock Option Plan.******

    10.20         1994 Incentive and Non-Qualified Stock Option Plan.*******

    10.21         Employment Agreement dated April 1, 1993 by and between the
                  Company and Richard C. Rose.********

    10.22 Amendment to Employment Agreement dated April 1, 1993 by and between the Company and Richard C. Rose.********

    10.23         Asset Purchase Agreement by and among Vanstar Corporation, VST
                  West, Inc., Dataflex Corporation and Dataflex Southwest
                  Corporation dated May 24, 1996.*********

    10.24         Asset Purchase Agreement between the Company and Ameridata of
                  New Jersey, Inc. dated August 30, 1996.**********

    10.25 Employment Agreement, dated January 11, 1995, by and between the Company and Philip Doganiero.+

    10.26 Amendment to Employment Agreement, dated April 1, 1995, by and between the Company and Philip Doganiero.+

    10.27 Employment Agreement, dated January 11, 1995 by and between the Company and Anthony G. Lembo.+

    10.28         Settlement Agreement and Release dated March 1, 1997.+

    10.29 Loan and Security Agreement by and between the Company and NationsBank, N.A. (South).+

    10.30 Loan and Security Agreement by and between the Company and Nationscredit Commercial Corporation of America.+

    10.31         Asset Purchase Agreement between the Company and Computer
                  Plus, Inc. dated March 31, 1997***********

    21            Subsidiaries.**********

    23            Consent of Price Waterhouse LLP.

* Filed as an exhibit to the Company's Registration Statement on Form S-1 filed February 23, 1990, and amendments thereto,
                  Registration No. 33033472.

**                Filed as an Exhibit to the Company's Form 8-K filed April 20,
                  1994.

***               Filed as an Exhibit to the Company's Form 8-K filed June 16,
                  1994.

****              Filed as an Exhibit to the Company's Form 8-K filed January
                  24, 1995.

*****             Filed as an Exhibit to the Company's Form 8-K filed August 31,
                  1994.

****** Filed as an Exhibit to the Company's Annual Proxy Statement filed September 1, 1992.

******* Filed as an Exhibit to the Company's Annual Proxy Statement filed August 10, 1994.

********          Filed as an Exhibit to the Company's Form 10-K filed June 29,
                  1995.

*********         Filed as an Exhibit to the Company's Form 8-K filed June 14,
                  1996.

**********        Filed as an Exhibit to the Company's Form 8-K filed October
                  11, 1996.

***********       Filed as an Exhibit to the Company's Form 10-Q filed August
                  14, 1997.

************      Filed as an Exhibit to the Company's Report on Form 8-K filed
                  October 23, 1997.

+                 Previously filed.


         (b) Financial Schedule: the financial statement schedule filed as part of this report are listed separately in the Index to Financial Statements and Schedule beginning on page F-1 of this report.

ITEM 17. --  Undertakings.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement
         (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Post Effective Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Clearwater, State of Florida, on October 28, 1997.

                                    DATAFLEX CORPORATION

                                    By:/s/ Richard C. Rose
                                       -----------------------------------------
                                        Richard C. Rose, Chief Executive Officer

                               POWER OF ATTORNEY

     Each of the undersigned officers and directors of Dataflex Corporation (the "Company"), a Florida corporation, for himself and not for one another, does hereby constitute and appoint Anthony G. Lembo and Philip Doganiero, and each of them and his substitutes, a true and lawful attorney in his name, place and stead, in any and all capacities, to sign his name to any and all amendments to this registration statement, including post-effective amendments, and any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) of the Securities Act, and to cause the same to be filed with the Commission, granting unto said attorneys and each of them full power of substitution and full power and authority to do and perform any act and thing necessary and proper to be done in the premises, as fully to all intents and purposes as the undersigned could do if personally present, and each of the undersigned for himself hereby ratifies and confirms all that said attorneys or any of them shall lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Post Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURES                                    TITLE                               DATE
             ----------                                    -----                               ----
/s/ Anthony G. Lembo                         President, Chief Operating Officer,          October 28, 1997
--------------------------------------       Chief Financial Officer, Principal
Anthony G. Lembo                             Accounting Officer and Director

/s/ Richard C. Rose                          Chief Executive Officer and Director         October 28, 1997
--------------------------------------
Richard C. Rose

/s/ Philip Doganiero                         Chairman of the Board and Director           October 28, 1997
--------------------------------------
Philip Doganiero

/s/ W. Keith Schilit                         Director                                     October 28, 1997
--------------------------------------
W. Keith Schilit

/s/ Barry M. Alpert                          Director                                     October 28, 1997
--------------------------------------
Barry M. Alpert

         REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SCHEDULE




To the Board of Directors and Shareholders of Dataflex Corporation


In connection with our audit of the consolidated financial statements of Dataflex Corporation, referred to in our report dated May 21, 1997, which is included in this Registration Statement, we have also audited Schedule II for each of the three years in the period then ended. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.




/s/ Price Waterhouse LLP
-------------------------
PRICE WATERHOUSE, LLP


Tampa, Florida
May 21, 1997

                                                                     SCHEDULE II

                              DATAFLEX CORPORATION

                        Valuation and Qualifying Accounts
      For the Years Ended March 31, 1995, March 31, 1996 and March 31, 1997


          Column A                            Column B           Column C           Column D          Column E
          --------                            --------           --------           --------          --------

                                             Balance at         Charged to          Accounts           Balance
                                             Beginning          Costs and         Written Off,         at End
        Description                           of Year            Expenses              Net             of Year
        -----------                          ----------         ----------        ------------        ----------
ALLOWANCE FOR DOUBTFUL ACCOUNTS
Year Ended March 31, 1995                    $  231,066         $  399,918        $  (177,693)        $  453,291
Year Ended March 31, 1996                    $  453,291         $  785,682        $   (51,595)        $1,187,378
Year Ended March 31, 1997                    $1,187,378         $2,130,149        $(1,254,764)        $2,062,763

                              EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
    3.1           The Company's Amended and Restated Articles of
                  Incorporation.************

    3.2           The Company's Bylaws.************

    4             Specimen of stock certificate for shares of Common Stock.*

    5.1           Opinion of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel.+

    5.2           Opinion of Holland & Knight LLP.

    10.1          Dealer Agreement entered into February 7, 1997, between
                  International Business Machines Corporation and the Company.+

    10.2          Dealer Agreement between Hewlett-Packard Company and the
                  Company.+

    10.3          Dealer Agreement entered into August 26, 1996, between Apple
                  Computer, Inc. and the Company.+

    10.4          Dealer Agreement dated January 14, 1997 between Apple
                  Computer, Inc. and the Company.+

    10.5          Dealer Agreement dated August 2, 1990 between COMPAQ Computer
                  Corporation and the Company.+

    10.6          1987 Incentive Stock Option Plan.*

    10.7          1989 Incentive and Non-Qualified Stock Option Plan.*

    10.8          Salary Savings Plan and Trust of Dataflex Corporation dated
                  December 21, 1989.*

    10.9          1990 Senior Management Incentive and Non-Qualified Stock
                  Option Plan.*

    10.10         Stock Option Agreement for 1989 Incentive and Non-Qualified
                  Stock Option Plan by and between the Company and Richard C.
                  Rose.*

    10.11         Stock Option Agreement for 1989 Incentive and Non-Qualified
                  Stock Option Plan by and between the Company and Gordon J.
                  McLenithan.*

    10.12 Stock Option Agreement for 1990 Senior Management Incentive and Non-Qualified Stock Option Plan by and between the Company and Richard C. Rose.*

    10.13 Stock Option Agreement for 1990 Senior Management Incentive and Non-Qualified Stock Option Plan by and between the Company and Gordon J. McLenithan. *

    10.14         Asset Purchase Agreement between the Company and Granite
                  Computer Products, Inc. dated March 21, 1994.**

    10.15         Asset Purchase Agreement between the Company and Advantage
                  Systems, Inc. dated May 23, 1994.***

    10.16         1991 Incentive and Non-Qualified Stock Option Plan.

    10.17         Asset Purchase Agreement between Dataflex Corporation and
                  National Data Products, Inc. dated November 17, 1994.****

    10.18 Stock Purchase Agreement between Dataflex Corporation, the sellers named therein and Sunland Computer Services, Inc.
                  dated August 19, 1994.*****

    10.19         1992 Incentive and Non-Qualified Stock Option Plan.******

    10.20         1994 Incentive and Non-Qualified Stock Option Plan.*******

    10.21         Employment Agreement dated April 1, 1993 by and between the
                  Company and Richard C. Rose.********

    10.22 Amendment to Employment Agreement dated April 1, 1993 by and between the Company and Richard C. Rose.********

    10.23         Asset Purchase Agreement by and among Vanstar Corporation, VST
                  West, Inc., Dataflex Corporation and Dataflex Southwest
                  Corporation dated May 24, 1996.*********

    10.24         Asset Purchase Agreement between the Company and Ameridata of
                  New Jersey, Inc. dated August 30, 1996.**********

    10.25 Employment Agreement, dated January 11, 1995, by and between the Company and Philip Doganiero.+

    10.26 Amendment to Employment Agreement, dated April 1, 1995, by and between the Company and Philip Doganiero.+

    10.27 Employment Agreement, dated January 11, 1995 by and between the Company and Anthony G. Lembo.+

    10.28         Settlement Agreement and Release dated March 1, 1997.+

    10.29 Loan and Security Agreement by and between the Company and NationsBank, N.A. (South).+

    10.30 Loan and Security Agreement by and between the Company and Nationscredit Commercial Corporation of America.+

    10.31         Asset Purchase Agreement between the Company and Computer
                  Plus, Inc. dated March 31, 1997***********

    21            Subsidiaries.**********

    23            Consent of Price Waterhouse LLP.

* Filed as an exhibit to the Company's Registration Statement on Form S-1 filed February 23, 1990, and amendments thereto,
                  Registration No. 33033472.

**                Filed as an Exhibit to the Company's Form 8-K filed April 20,
                  1994.

***               Filed as an Exhibit to the Company's Form 8-K filed June 16,
                  1994.

****              Filed as an Exhibit to the Company's Form 8-K filed January
                  24, 1995.

*****             Filed as an Exhibit to the Company's Form 8-K filed August 31,
                  1994.

****** Filed as an Exhibit to the Company's Annual Proxy Statement filed September 1, 1992.

******* Filed as an Exhibit to the Company's Annual Proxy Statement filed August 10, 1994.

********          Filed as an Exhibit to the Company's Form 10-K filed June 29,
                  1995.

*********         Filed as an Exhibit to the Company's Form 8-K filed June 14,
                  1996.

**********        Filed as an Exhibit to the Company's Form 8-K filed October
                  11, 1996.

***********       Filed as an Exhibit to the Company's Form 10-Q filed August
                  14, 1997.

************      Filed as an Exhibit to the Company's Report on Form 8-K filed
                  October 23, 1997.

+                 Previously filed.